                                             As Filed Pursuant to Rule 424(b)(1)
                                             Registration No. 333-89250


                                3,300,000 Shares

                            [LINENS 'N THINGS LOGO]
                             LINENS 'N THINGS, INC.

                                  Common Stock
                               ------------------

     We are selling 3,300,000 shares of common stock.

     Our common stock is listed on The New York Stock Exchange under the symbol "LIN." The last reported sale price on June 17, 2002 was $31.10 per share.

     The underwriters have an option to purchase a maximum of 495,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 8.

                                                                      UNDERWRITING
                                                       PRICE TO      DISCOUNTS AND      PROCEEDS TO
                                                        PUBLIC        COMMISSIONS     LINENS 'N THINGS
                                                       --------      -------------    ----------------
Per Share.........................................      $30.90           $1.65            $29.25

Total.............................................   $101,970,000      $5,445,000       $96,525,000

     Delivery of the shares of common stock will be made on or about June 21, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           CREDIT SUISSE FIRST BOSTON

LEHMAN BROTHERS                                               ROBERTSON STEPHENS

SUNTRUST ROBINSON HUMPHREY                             BNY CAPITAL MARKETS, INC.

                 The date of this prospectus is June 18, 2002.

                              [INSIDE FRONT COVER]

  [ONE PICTURE OF STORE FRONT AND THREE PICTURES OF INSIDE OF STORE DISPLAYING
                          LINENS 'N THINGS PRODUCTS.]

                                    PURPOSE

   Our purpose is to make people's lives more enjoyable by making their homes more beautiful, comfortable, organized and efficient.

                               TABLE OF CONTENTS

                                        Page
                                        ----
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................    8
FORWARD-LOOKING STATEMENTS............   12
USE OF PROCEEDS.......................   13
PRICE RANGE OF COMMON STOCK...........   14
DIVIDEND POLICY.......................   14
CAPITALIZATION........................   15
SELECTED CONSOLIDATED FINANCIAL AND
  OTHER DATA..........................   16
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   18
BUSINESS..............................   26
MANAGEMENT............................   33

                                        Page
                                        ----
PRINCIPAL STOCKHOLDERS................   35
DESCRIPTION OF CAPITAL STOCK..........   37
SHARES ELIGIBLE FOR FUTURE SALE.......   39
MATERIAL U.S. FEDERAL INCOME AND
  ESTATE TAX CONSIDERATIONS FOR
  NON-U.S. HOLDERS....................   40
UNDERWRITING..........................   44
NOTICE TO CANADIAN RESIDENTS..........   46
LEGAL MATTERS.........................   47
INDEPENDENT PUBLIC ACCOUNTANTS........   47
WHERE YOU CAN FIND MORE INFORMATION...   47
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

     LINENS 'N THINGS(R), LNT(R) AND LNT HOME(TM) ARE OUR TRADEMARKS AND SERVICE MARKS. THIS PROSPECTUS ALSO INCLUDES TRADEMARKS, SERVICE MARKS AND TRADE NAMES OWNED BY OTHER COMPANIES. ALL TRADEMARKS, SERVICE MARKS AND TRADE NAMES INCLUDED IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

                             ---------------------

                 (This page has been left blank intentionally.)

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms "we," "our" and "us" refer to Linens 'n Things, Inc. and its consolidated subsidiaries, unless otherwise specified. Beginning with 1999, our fiscal year has consisted of the 52 or 53 weeks ending on the Saturday nearest December 31 of each year. Prior to 1999, our fiscal year was based on a calendar year. The 1999, 2000 and 2001 fiscal years were 52-week years; the 2002 fiscal year is a 53-week year.

                                  OUR BUSINESS

     We are a leading, national home furnishings retailer selling fashion home textiles, housewares and home accessories in a superstore format. We believe we have distinguished ourselves through our broad selection of high quality, brand name home furnishings offered at exceptional everyday values and our knowledgeable and guest-friendly service. Our target customer, or guest, is a woman between the ages of 25 and 55 who is fashion and brand conscious, has a good to better income, and focuses on the home as a reflection of her individuality.

     We are committed to providing our guests with a one-stop shopping destination for their home furnishings needs by offering a broad and deep selection of high quality brand name "linens" (bedding, towels, window treatments and table linens) and "things" (housewares, home and decorative accessories and seasonal items) with a "won't be undersold" everyday low pricing strategy. Our stores carry over 25,000 stock keeping units, or SKUs. Nationally recognized brand names we sell include All-Clad, Braun, Calphalon, Croscill, Cuisinart, Henckels, Krups, Laura Ashley, Nautica Home, OXO, Royal Velvet, Wamsutta, Waverly and Yankee Candle. We also sell merchandise under our own private label, which complements our offering of brand name products by combining quality and value in a range of product offerings.

     From our founding in 1975 through the late 1980's, we operated a chain of stores ranging from 7,500 to 10,000 gross square feet in size. In 1990, we introduced our superstore format, which features an efficient racetrack layout and currently averages 35,000 gross square feet. We have developed various store size formats, generally ranging from 25,000 to 50,000 gross square feet, which allow us flexibility to match the size of our stores with the market potential of each location. From 1990 through 1998, we closed most of our smaller format stores and implemented the superstore format in our new stores. Our stores are located predominantly in power strip centers adjacent to complementary broad-based retail chains.

     As of March 30, 2002, we operated 337 stores in 43 states and 11 stores in four Canadian provinces. In 2001, we generated $1.8 billion in revenues and $134.4 million of adjusted EBITDA (EBITDA adjusted to reflect the elimination of $41.8 million in pre-tax non-comparable charges we recorded in 2001). We have grown revenues and adjusted EBITDA at compound annual growth rates of 21.2% and 24.3%, respectively, since 1996.

     We estimate that we have a 2 1/2% share of the approximately $70 billion portion of the U.S. home furnishings market in which we operate. We believe this market is highly fragmented and under-penetrated by the fast-growing specialty retail segment of which we are a part. This affords us significant opportunity to grow our market share by further penetrating those geographic markets in which we currently operate and by expanding into additional geographic markets where we now have little or no presence.

                           OUR COMPETITIVE STRENGTHS

     WE OFFER A BROAD SELECTION OF QUALITY BRANDS AT EXCEPTIONAL EVERYDAY VALUES. Our merchandising strategy is to offer a wide variety of high quality, brand name fashion home textiles, housewares and home accessories at exceptional everyday values. Our superstore format enables us to offer broader product and brand selection than traditional retailers that sell home furnishings. We carry virtually all of the national home furnishings brand names carried by major department stores, as well as many other products and brands. Many national brands we carry are not available at mass merchandisers or off-price retailers. Our everyday low price strategy is to set our prices below regular department store prices and comparable with or slightly below department store sale prices. We believe these strategies enhance our reputation as a value leader and build guest loyalty, while providing a one-stop shopping destination for our guests' home furnishings needs.

     WE PROVIDE SUPERIOR GUEST SERVICE AND SHOPPING CONVENIENCE. Our mission is to exceed our guests' expectations in every store, every day. To enhance guest satisfaction and loyalty, we strive to provide knowledgeable sales assistance and enthusiastic guest service. We offer competitive wages and on-going training and personnel development in order to attract and retain qualified, motivated employees committed to providing superior service. Our stores feature a racetrack layout, enabling the guest to visualize and purchase fully coordinated and accessorized ensembles. Our store format saves our guests time by having merchandise visible and accessible on the selling floor. We have a toll-free guest service line to respond to guest inquiries and to take orders for products, and in 2001 we expanded our e-commerce capability to feature over 10,000 SKUs through our web site.

     WE HAVE DEVELOPED HIGHLY INTEGRATED INVENTORY AND SUPPLY CHAIN
MANAGEMENT. We operate highly integrated inventory and supply chain systems. Our centralized merchandising management team continually develops and refines product assortment and utilizes an automated replenishment system to maintain in-stock positions of core products in our stores. We are in the process of expanding the authority of individual store managers to influence their in-stock position and to make local decisions on inventory as a means of supplementing our centralized replenishment strategy. Our centralized distribution network enables us to process and ship merchandise to our stores quickly and efficiently. Operating our own distribution centers has reduced our average freight expense and improved our information flow. In addition, it has reduced back-room tasks at the store level, allowing us to re-deploy resources to the selling floor.

     WE HAVE AN EXPERIENCED SENIOR MANAGEMENT TEAM WITH A PROVEN TRACK
RECORD. The nine members of our senior management team have an average of more than eight years experience with us and more than 17 years in the retail industry. During the latter half of 2001, we made a number of key changes and additions to our senior management team. We hired a new chief merchandising officer with 25 years of experience in retail. We also hired a new chief information officer and promoted two of our key managers to lead our store operations and our supply chain operations. We believe that the breadth and strength of our senior management will contribute to our ability to continue to grow our company successfully.

                              OUR GROWTH STRATEGY

     Our growth strategy is to continue to expand our store base, while enhancing our operating performance through increased comparable store sales, improved operating margins and greater operating efficiency.

     CONTINUE EXPANDING OUR STORE BASE. Through a disciplined store opening program, we plan to increase our market share in our existing geographic markets and to penetrate new geographic markets where we believe we can become a leading operator of specialty home furnishing stores. From the end of 1996 to the end of 2001, we increased our gross square footage at a 20.4% compound annual growth rate to approximately 12 million square feet by growing our store base from 169 stores to 343 stores. During 2002, we expect to open approximately 50 new stores, seven of which were open as of March 30, 2002. We believe the superstore concept contributes to the growth of the home furnishings market and that significant opportunity exists to expand our footprint and capture market share. We select markets for new stores based on demographic factors such as income levels, population and number of households. We generally seek to operate stores in geographic trading areas with approximately 200,000 people within a ten-mile radius and with demographic characteristics that match our target profile. Because of our flexible store size format, we are also able to enter into and operate in smaller markets where specialty home furnishing retailers are often under-represented. Based on our criteria for targeting new store opportunities, we believe the potential exists to more than double our current number of stores.

     INCREASE OUR COMPARABLE STORE SALES. We intend to increase our comparable store sales by attracting more first-time guests to our stores, and by increasing the frequency of visits per guest and the dollar amount of each guest transaction. We believe that the best method to accomplish these goals is to improve upon and emphasize our reputation as a superior one-stop shopping destination for home furnishings. We continually introduce new merchandise categories to create a varied product portfolio that we believe will attract new guests and increase guest visits. For example, in 2001, we introduced specialty foods, casual furniture and seasonal outdoor furniture. We also improved and expanded our selection of wall decor and decorative accessories. In 2001, we added Yankee Candle and Nautica Home to our already powerful brand name line-up. We periodically re-style our stores to incorporate new merchandise offerings and to emphasize our fastest growing product categories.

     In addition to offering a wide selection of brand name merchandise, we have been increasing our sales of proprietary merchandise that is manufactured exclusively for us, most of which we sell under our LNT Home label. Our guests have responded well to the value and quality of our proprietary offerings, sales of which have more than doubled in the last five years and which exceeded 10% of our total sales in 2001. Most of this merchandise has filled categories not well served by national brands such as specialty bedding and seasonal products. We believe the LNT Home name promotes brand awareness and guest loyalty, further enhancing our comparable store sales.

     EXPAND OUR OPERATING MARGIN AND IMPROVE EFFICIENCY. We are committed to increasing our operating margin by improving our gross margin and by leveraging our selling, general and administrative, or SG&A, expenses. We believe there are opportunities to increase gross margin by maximizing our purchasing power, increasing the penetration of our proprietary merchandise and optimizing the use of our centralized distribution network and management information systems. We anticipate that these improvements to gross margin will be partially offset by initiatives to increase comparable store sales. Our investments in centralized distribution and in-store technology have resulted in more efficient inventory procedures at the store level, enabling our sales associates to better service our guests. We believe that capitalizing on these opportunities will allow us to maintain low operating costs and improve operating efficiencies. Overall, we believe that our operating margin can improve through leveraging our SG&A cost structure as we continue to grow our store base and seek to increase comparable store sales.

                               RECENT INITIATIVES

     During the fourth quarter of 2001, we formulated certain strategic initiatives designed to improve operating performance and profitability. In December 2001, we committed to the accelerated closing of 17 stores that did not meet our performance objectives. These 17 stores generated approximately 4% of our net sales in 2001 and are geographically dispersed. In the first quarter of 2002, we began implementing our store closing plan, which included notifying third-party landlords and initiating negotiations and discussions for the early termination of leases which had expiration dates beyond one year. The first of these stores was closed in February 2002, and we expect to close most of these stores by the end of 2002, or shortly thereafter.

     In addition, we have undertaken specific initiatives designed to strengthen our comparable store sales:

     - We are upgrading our core textile offerings and expanding our selection of specialty textile products while increasing marketing support for our textile lines.

     - We are improving our in-stock position through increased investment in core merchandise and enhancements to our inventory management system. We are also giving our store managers increased control over their inventory position to enable them to better respond to local trends.

     - We are making additional investments in guest service by increasing selling floor hours by approximately 10%, re-directing the focus of our sales associates more toward the guest, and expanding our sales associate training program.
                            ------------------------

     We are a Delaware corporation with principal executive offices located at 6 Brighton Road, Clifton, New Jersey 07015. Our telephone number at that address is (973)778-1300. We maintain a web site at www.lnt.com.

     We are not incorporating by reference in this prospectus any material from our web site. The reference to our web site is an inactive textual reference to the uniform resource locator (URL) and is for your reference only.
                            ------------------------

     Store numbers and square footage shown in this prospectus as of a particular date reflect all stores open on that date, including stores identified for closing pursuant to our store closing plan.

                                  THE OFFERING

Common stock offered by us....    3,300,000 shares

Over-allotment option granted
by us.........................      495,000 shares

Common stock outstanding after
this offering.................   44,011,868 shares

Use of proceeds...............   We plan to use the net proceeds from this
                                 offering to repay outstanding balances under our revolving credit facility and additional lines of credit for our U.S. operations, and any remainder for general corporate purposes.

NYSE symbol...................   "LIN"

     Unless we otherwise indicate, all share information in this prospectus is based on the number of shares of our common stock outstanding as of April 30, 2002, and excludes 4,365,603 shares subject to options granted to certain officers, directors and employees (at a weighted average exercise price of $23.02 per share) and 122,458 shares of restricted stock units granted to certain officers and directors pursuant to our equity compensation plans.

     Unless we otherwise indicate, the information in this prospectus does not take into account the sale of up to 495,000 shares of common stock which the underwriters have the option to purchase from us to cover over-allotments.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The following tables present our summary consolidated financial and other data. The Statement of Operations Data and Cash Flow Data for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001 and the Balance Sheet Data as of December 30, 2000 and December 29, 2001 have been derived from our audited consolidated financial statements which appear elsewhere in this prospectus. The Balance Sheet Data as of January 1, 2000 is derived from our audited consolidated financial statements not presented herein. The Statement of Operations Data, Cash Flow Data and Balance Sheet Data as of and for the thirteen weeks ended March 31, 2001 and March 30, 2002 are derived from our unaudited consolidated financial statements which appear elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to state fairly the data included therein in accordance with generally accepted accounting principles. Interim results may not be indicative of results for the remainder of the year. The selected historical financial data may not be indicative of our future performance. The financial data should be read in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Beginning with 1999, our fiscal year has consisted of the 52 or 53 weeks ending the Saturday nearest December 31 of each year. Prior to 1999, our fiscal year was based on a calendar year. The 1999, 2000 and 2001 fiscal years were 52-week years; the 2002 fiscal year is a 53-week year.

                                                           FISCAL YEAR ENDED                 THIRTEEN WEEKS ENDED
                                                ----------------------------------------   -------------------------
                                                JANUARY 1,   DECEMBER 30,   DECEMBER 29,    MARCH 31,     MARCH 30,
                                                   2000          2000         2001(1)         2001          2002
                                                ----------   ------------   ------------   -----------   -----------
    (IN THOUSANDS, EXCEPT PER SHARE DATA)                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.....................................  $1,300,632    $1,572,576     $1,823,803     $379,245      $456,911
Cost of sales, including buying and
  distribution costs..........................     772,453       929,305      1,081,259      228,543       275,712
                                                ----------    ----------     ----------     --------      --------
Gross profit..................................     528,179       643,271        742,544      150,702       181,199
Selling, general and administrative
  expenses....................................     443,627       536,179        652,058      142,535       172,204
Restructuring and asset impairment charge.....          --            --         34,006           --            --
Litigation charge.............................          --            --          4,000           --            --
                                                ----------    ----------     ----------     --------      --------
Operating profit..............................      84,552       107,092         52,480        8,167         8,995

Interest income...............................        (368)         (198)           (27)         (27)           (4)
Interest expense..............................         411         2,139          3,897          597           679
                                                ----------    ----------     ----------     --------      --------
Interest expense, net.........................          43         1,941          3,870          570           675
                                                ----------    ----------     ----------     --------      --------
Income before income taxes....................      84,509       105,151         48,610        7,597         8,320
Provision for income taxes....................      32,457        40,214         18,861        2,904         3,180
                                                ----------    ----------     ----------     --------      --------
Net income....................................  $   52,052    $   64,937     $   29,749     $  4,693      $  5,140
                                                ==========    ==========     ==========     ========      ========
Earnings per share -- Basic...................  $     1.32    $     1.63     $     0.73     $   0.12      $   0.13
                                                ==========    ==========     ==========     ========      ========
Earnings per share -- Diluted.................  $     1.27    $     1.60     $     0.72     $   0.11      $   0.12
                                                ==========    ==========     ==========     ========      ========
Weighted-average shares outstanding --Basic...      39,339        39,785         40,508       40,335        40,645
                                                ==========    ==========     ==========     ========      ========
Weighted-average shares
  outstanding -- Diluted......................      40,907        40,712         41,193       41,325        41,703
                                                ==========    ==========     ==========     ========      ========
SUPPLEMENTAL EARNINGS PER SHARE DATA:
Diluted earnings per share before
  non-comparable items(2).....................  $     1.27    $     1.60     $     1.36     $   0.11      $   0.12
                                                ==========    ==========     ==========     ========      ========

                                                           FISCAL YEAR ENDED                 THIRTEEN WEEKS ENDED
                                                ----------------------------------------   -------------------------
                                                JANUARY 1,   DECEMBER 30,   DECEMBER 29,    MARCH 31,     MARCH 30,
                                                   2000          2000         2001(1)         2001          2002
(DOLLARS IN THOUSANDS)                          ----------   ------------   ------------   -----------   -----------
                                                                                                  (UNAUDITED)
CASH FLOW DATA:
Net cash flows from (used in) operating
  activities..................................  $   69,577    $   54,119     $   44,258     $(45,096)     $  2,019
Net cash flows used in investing activities...     (70,129)      (70,405)      (100,028)     (18,588)      (25,742)
Net cash flows from financing activities......       3,665         9,183         32,689       28,587        18,352

BALANCE SHEET DATA (AS OF END OF PERIOD):
Cash and cash equivalents.....................  $   45,751    $   38,524     $   15,437     $  3,502      $ 10,064
Working capital...............................     181,380       226,694        228,078      232,806       217,811
Total assets..................................     679,916       821,557        927,439      836,827       984,789
Total debt....................................          --         3,903         29,675       27,321        47,094
Shareholders' equity..........................     383,962       458,994        498,215      471,960       504,433

OTHER DATA:
Gross profit margin...........................        40.6%         40.9%          40.7%        39.7%         39.7%
EBITDA(3).....................................  $  111,073    $  139,524     $   92,593     $ 17,561      $ 19,448
Adjusted EBITDA(4)............................     111,073       139,524        134,430       17,561        19,448
Total gross square footage (000's)............       7,925         9,836         11,980       10,238        12,208
Number of stores (at end of period)...........         230           283            343          293           348
Increase (decrease) in comparable store net
  sales(5)....................................         5.4%          3.7%          (2.4)%       (1.8)%         2.6%

---------------
(1) 2001 operating results include a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax), of which $34.0 million is included as restructuring and asset impairment charge and $3.8 million is recorded in cost of sales, and a pre-tax charge of $4.0 million ($2.5 million after-tax) related to the settlement of litigation in California.

(2) 2001 supplemental earnings per share data excludes pre-tax non-comparable items of $41.8 million ($26.2 million after-tax), or $0.64 per common share on a diluted basis.

(3) EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization. EBITDA is presented because management believes it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and, therefore, it is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management's discretionary use, nor has it been represented as an alternative to operating income as an indicator of operating performance. EBITDA should not be considered in isolation or as a substitute for other measures of performance or cash flows prepared in accordance with generally accepted accounting principles.

(4) Adjusted EBITDA represents EBITDA adjusted to eliminate the following non-comparable charges: (a) the $37.8 million restructuring and asset impairment charge in the fourth quarter of 2001 and (b) the $4.0 million litigation charge in the second quarter of 2001.

(5) Comparable store percentages are based on net sales, and stores are considered comparable beginning on the first day of the month following the 13th full month of sales.

                                  RISK FACTORS

     The value of an investment in our common stock will be subject to significant risks inherent in our business. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus, before purchasing our common stock.

                         RISKS RELATED TO OUR BUSINESS

WE MAY NOT BE SUCCESSFUL IN OPENING AND OPERATING NEW STORES PROFITABLY.

     We plan to open a significant number of new stores as part of our growth strategy. From the end of 1996 through the end of 2001, we increased the number of our stores from 169 to 343. In 2002, we expect to open approximately 50 new stores. There are many risks inherent in our store expansion strategy, and we cannot assure you that we will be able to achieve our expansion goals. Our ability to grow our store base and operate our new stores profitably will be affected by many factors, including:

     - our ability to identify and secure favorable sites for our new stores in well-trafficked areas and to negotiate satisfactory rent and other lease terms;

     - the competition for favorable store sites;

     - the presence of other complementary retail outlets at the locations where we open our new stores;

     - the proximity of our competitors' stores;

     - the impact on sales at our existing stores if we locate new stores in the same market;

     - our ability to invest in and expand our distribution, information technology, management and logistics infrastructure to support a continually increasing store base;

     - our ability to attract and retain good and experienced store managers and store personnel for our new stores; and

     - acceptance of our new stores in markets where we have limited or no existing presence.

     We cannot assure you that our new stores will meet our internal financial operating targets or that we will be able to operate our new stores profitably. We also cannot assure you that the operating results of our new stores will be comparable to the operating results of our existing stores.

     We first opened stores in Canada in 2000, and as of March 30, 2002 we operated 11 stores in four provinces. This market has different competitive conditions, customer preferences and spending patterns than our existing markets in the United States, which may cause our new stores in Canada to be less productive than our existing U.S. stores.

COMPETITIVE FACTORS COULD REDUCE OUR SALES AND PROFITABILITY.

     The market for home textiles, housewares and home accessories is highly fragmented and intensely competitive. We compete with many different types of retailers, including department stores, mass merchandisers and discounters, specialty retail stores, mail order and other retailers. Some of our competitors sell many of the same products and brands that we sell. Many of our competitors have substantially greater financial and other resources, including, in some cases, more profitable store economics or better name recognition. Increased competition by existing or future competitors, including aggressive price competition, could result in the need to reduce our prices or increase our spending and could result in a decrease in our sales and profitability and require a change in our operating strategies.

DUE TO THE SEASONALITY OF OUR BUSINESS, OUR ANNUAL RESULTS WOULD BE ADVERSELY AFFECTED IF OUR SALES DURING THE FOURTH QUARTER WERE SUBSTANTIALLY BELOW EXPECTATIONS.

     Our business is subject to substantial seasonal variations. Historically, we have realized a significant portion of our net sales and substantially all of our earnings for the year during the third and fourth quarters, with a majority of sales and earnings for these quarters realized in the fourth quarter. During 2001, approximately 32% of our sales and 57% of our net income (prior to after-tax non-comparable charges of $2.5 million in the second quarter and $23.7 million in the fourth quarter) were generated in the fourth quarter. Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, holiday spending patterns and general economic conditions. We believe this is the typical pattern associated with our segment of the retail industry, and we expect this pattern will continue in the future. In anticipation of our peak selling season, we substantially increase our inventory levels and hire a significant number of part-time employees. If for any reason our sales during the fourth quarter were substantially below expectations, our results of operations for the full year would be materially adversely affected.

WEAK ECONOMIC CONDITIONS MAY SIGNIFICANTLY IMPACT DISCRETIONARY CONSUMER SPENDING AND REDUCE OUR SALES AND PROFITABILITY.

     Most of the products we sell are not consumer necessities. Purchases of our merchandise are largely dependent upon discretionary spending by our guests. A number of external economic factors affect the purchases by our guests of the type of merchandise we offer, including:

     - consumer confidence in future economic conditions;

     - unemployment levels;

     - general economic and business conditions;

     - interest rates; and

     - hostilities and acts of terrorism around the world.

     Decreases in consumer confidence and consumer spending could adversely impact our sales and results of operations. Reduced consumer spending may also require increased markdowns and increased promotional expenses, which would adversely impact our results of operations.

DECREASES IN OUR COMPARABLE STORE SALES MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We currently publicly report comparable store sales on an annual and quarterly basis. Our comparable store sales have fluctuated in the past on both an annual and quarterly basis, and we expect that this will continue in the future. A variety of factors affect comparable store sales, including:

     - calendar shifts in holiday periods;

     - our sales events and other promotional activities;

     - changes in merchandise mix;

     - guest acceptance of our regular and seasonal merchandise selections;

     - sales and other promotional events sponsored by our competitors; and

     - weather conditions.

     The fluctuations in our comparable store sales may significantly affect our results of operations from quarter to quarter, and decreases in comparable store sales could have a material adverse effect on our results of operations.

THE LOSS OF THE SERVICES OF ONE OR MORE OF OUR SENIOR EXECUTIVES COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE AND OUR GROWTH.

     Our success is largely dependent on the efforts and abilities of our senior executive group. The loss of the services of one or more of our key executives could adversely impact our financial performance and our ability to execute our growth strategy.

A DISRUPTION IN THE OPERATION OF OUR DISTRIBUTION CENTERS WOULD IMPACT OUR ABILITY TO DELIVER MERCHANDISE TO OUR STORES, WHICH COULD ADVERSELY IMPACT OUR SALES AND OUR RESULTS OF OPERATIONS.

     Our inventory is generally shipped by our suppliers to one of our three distribution centers, which are located in Greensboro, North Carolina, Swedesboro, New Jersey and, beginning in the second quarter 2002, Shepardsville, Kentucky. At our distribution centers, the merchandise is processed, sorted and shipped to our stores. Events such as fire or other catastrophic events, any malfunction or disruption of our centralized information systems, or shipping problems may result in delays or disruptions in the timely distribution of merchandise to our stores, which could adversely impact our sales and our results of operations.

OUR OPERATIONS AND GROWTH DEPEND ON EXTERNAL FUNDING SOURCES THAT MAY NOT BE AVAILABLE ON FAVORABLE TERMS.

     Our normal operations and our growth require adequate capital, the availability of which depends on our ability to generate cash flow from operations, borrow funds on satisfactory terms and raise funds in the capital markets. We may need additional capital at various times to fund our working capital needs and our growth. Our inability to obtain adequate capital on favorable terms could have an adverse effect on our results of operations and on our growth.

WE RELY HEAVILY ON OUR MANAGEMENT INFORMATION SYSTEMS AND ANY PROBLEMS WITH THOSE SYSTEMS COULD IMPACT OUR FLOW OF PRODUCT AND INFORMATION AND ADVERSELY AFFECT OUR OPERATING PRODUCTIVITY AND RESULTS OF OPERATIONS.

     We rely upon our existing management information systems in operating and monitoring all aspects of our business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, and our financial systems. The bulk of our management information systems are centrally located at our headquarters, with offsite backup at other locations. Any extended disruption in the operation of our management information systems, or our failure to continue to invest in and upgrade, integrate and spend capital on our information systems infrastructure as our business and store base expands, could have an adverse effect on operating productivity and results of operations.

A DISRUPTION IN THE MANUFACTURE OR DELIVERY TO US OF GOODS BY FOREIGN VENDORS COULD DECREASE OUR SALES AND PROFITABILITY.

     A significant portion of our merchandise is currently sourced by us or by our domestic suppliers from foreign vendors. Although we believe substitute merchandise would be available to us, a disruption or increase in the cost of the manufacture or shipment to us of foreign-sourced products could decrease our sales and profitability. Factors that may affect the manufacture or shipment to us of imported merchandise include:

     - political unrest, terrorist activities, war or other hostilities;

     - strikes and labor problems;

     - economic upheaval;

     - import duties and quotas; and

     - loss or change in "most favored nation" status of the United States with a particular foreign country.

OUR PROFITABILITY WOULD BE ADVERSELY AFFECTED IF OUR MERCHANDISE SELECTIONS DO NOT MATCH THE PURCHASING PREFERENCES OF OUR GUESTS.

     The retail industry is subject to changing merchandise trends and consumer preferences. We cannot assure you that our merchandise selections will accurately reflect the preferences of our guests at any given time. If we miscalculate the market for our merchandise or the purchasing preferences of our guests, we may be required to sell a significant amount of our inventory at discounted prices or even below cost, adversely affecting our profitability.

OUR RECENTLY ANNOUNCED STORE CLOSINGS MAY COST MORE THAN WE ANTICIPATE.

     In December 2001, we committed to the accelerated closing of 17 under-performing stores. In the first quarter of 2002, we began implementing our store closing plan, which included notifying third-party landlords and initiating negotiations and discussions for early termination of leases which had expiration dates beyond one year. The average remaining lease term for the 17 stores is approximately seven years. The first of these stores was closed in February 2002 and we expect to close most of these stores by the end of 2002, or shortly thereafter. We cannot assure you that the costs for these store closings will not exceed the amounts that we have estimated.

                   RISKS RELATING TO OWNING OUR COMMON STOCK

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE AND COULD DECLINE SIGNIFICANTLY.

     Stocks of many public companies that have not met their targeted goals or the expectations of the public market analysts or investors have suffered substantial price declines. Our results of operations in future periods may be below our goals or the market's expectations. If this happens, the price of our common stock could decline significantly. The stock market in recent years has also experienced substantial price and volume volatility which has often been unrelated to the operating performance of companies, including changes in market valuations of companies in the home furnishings industry. These factors, as well as general economic and market conditions, may adversely affect the market price of our common stock. See "Price Range of Common Stock."

WE HAVE CHARTER AND BYLAW PROVISIONS THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL, EVEN IF IT WOULD BE BENEFICIAL TO YOU.

     Our certificate of incorporation, bylaws and Delaware corporate law contain provisions that could delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock and which could depress the market price of our common stock. In addition, certain of these provisions could delay or make more difficult the removal of incumbent directors. See "Description of Capital Stock."

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in or incorporated by reference in this prospectus are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements appear in a number of places in this prospectus and the documents incorporated herein by reference and may be identified by such forward-looking terminology as "anticipate," "estimate," "expect," "believe," "may," "will," "could," "intend," "plan," "target" and similar terms or variations of such terms. All information and statements regarding our outlook for the future constitute forward-looking statements. All our forward-looking statements are based on our current expectations, assumptions, estimates and projections and involve certain significant risks and uncertainties. Actual results may differ materially from the forward-looking statements contained in or incorporated by reference in this prospectus. Important factors that may cause actual results to differ materially from such forward-looking statements are included in the "Risk Factors" section of this prospectus, as well as in the periodic reports we file with the SEC. You are urged to consider all such factors. In light of the uncertainty inherent in these forward-looking statements, you should not consider their inclusion to be a representation that these forward-looking matters will be achieved. We assume no obligation to update any of these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds from this offering will be approximately $96.1 million after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds from this offering will be approximately $110.6 million after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering to repay outstanding balances under our revolving credit facility and additional lines of credit for our U.S. operations. We intend to use the remaining proceeds, if any, for general corporate purposes. As of May 24, 2002, the aggregate outstanding balance under our revolving credit facility and additional lines of credit for our U.S. operations was approximately $109.1 million, bearing interest at a blended annual rate of 2.4%. For more information, see "Capitalization." Pending the application of the net proceeds from this offering, we expect to invest the net proceeds in short-term interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed and traded on the New York Stock Exchange under the symbol "LIN." The following table sets forth the high and low sales prices per share of our common stock on the New York Stock Exchange for the fiscal quarterly periods presented below.

                                                               HIGH      LOW
                            2000                              ------    ------
First Quarter...............................................  $34.38    $17.94
Second Quarter..............................................  $35.94    $23.19
Third Quarter...............................................  $36.38    $23.88
Fourth Quarter..............................................  $33.50    $20.00
2001
First Quarter...............................................  $37.88    $24.81
Second Quarter..............................................  $32.76    $24.00
Third Quarter...............................................  $28.16    $17.37
Fourth Quarter..............................................  $25.91    $17.72
2002
First Quarter...............................................  $32.55    $24.17
Second Quarter (through June 17, 2002)......................  $37.35    $28.60

     The closing sale price of our common stock on June 17, 2002 was $31.10. As of April 30, 2002 there were 387 holders of record of our common stock. This does not reflect persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain all earnings for the operation and expansion of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Our credit facility currently limits our ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of March 30, 2002:

     - on an actual basis; and

     - as adjusted to reflect the net proceeds from the sale of 3,300,000 shares of our common stock in this offering and the application of the net proceeds to repay outstanding balances under our revolving credit facility and additional lines of credit for our U.S. operations.

     You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes and the other financial information included in this prospectus.

                                                               AS OF MARCH 30, 2002
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $ 10,064     $ 70,269
Short-term debt(1)(2).......................................    47,094       11,154
Shareholders' equity:
  Preferred stock, $0.01 par value; 1,000,000 shares
     authorized; none issued and outstanding................        --           --
  Common stock, $0.01 par value; 135,000,000 shares
     authorized; 40,923,574 shares issued and 40,674,378
     shares outstanding.....................................       409          442
  Additional paid-in capital................................   246,350      342,462
  Retained earnings.........................................   265,075      265,075
  Accumulated other comprehensive loss......................      (412)        (412)
  Treasury stock, at cost; 249,196 shares...................    (6,989)      (6,989)
                                                              --------     --------
     Total shareholders' equity.............................   504,433      600,578
                                                              --------     --------
       Total capitalization.................................  $551,527     $611,732
                                                              ========     ========

---------------
(1) In addition to this short-term debt, as of March 30, 2002, we are committed to future minimum rental payments, excluding lease obligations for closed stores and stores planned to be closed, which aggregate approximately $2.1 billion. We also have fully executed leases for stores planned to open in 2002 and 2003, which are not included above.

(2) Our short-term borrowings outstanding fluctuate and reflect the seasonal nature of our business. As of March 30, 2002, the aggregate outstanding balance under our revolving credit facility and additional lines of credit for our U.S. operations was $35.9 million, and the outstanding balance of borrowings for our Canadian operations from additional lines of credit was $11.2 million. We do not anticipate using any of the net proceeds from this offering to repay borrowings from additional lines of credit for our Canadian operations.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following tables present our selected consolidated financial and other data. The Statement of Operations Data and Cash Flow Data for the fiscal years ended January 1, 2000, December 30, 2000 and December 29, 2001 and the Balance Sheet Data as of December 30, 2000 and December 29, 2001 have been derived from our audited consolidated financial statements which appear elsewhere in this prospectus. The Statement of Operations Data and Cash Flow Data for the fiscal year ended December 31, 1997 and December 31, 1998 and the Balance Sheet Data as of December 31, 1997, December 31, 1998 and January 1, 2000 have been derived from our audited consolidated financial statements which are not included herein. The Statement of Operations Data, Cash Flow Data and Balance Sheet Data as of and for the thirteen weeks ended March 31, 2001 and March 30, 2002 are derived from our unaudited consolidated financial statements which appear elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary to state fairly the data included therein in accordance with generally accepted accounting principles. Interim results may not be indicative of results for the remainder of the year. The selected historical financial data may not be indicative of our future performance. The financial data should be read in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Beginning with 1999, our fiscal year has consisted of the 52 or 53 weeks ending the Saturday nearest December 31 of each year. Prior to 1999, our fiscal year was based on a calendar year. The 1999, 2000 and 2001 fiscal years were 52-week years; the 2002 fiscal year is a 53-week year.

                                                      FISCAL YEAR ENDED                                THIRTEEN WEEKS ENDED
                            ----------------------------------------------------------------------   -------------------------
                            DECEMBER 31,   DECEMBER 31,   JANUARY 1,   DECEMBER 30,   DECEMBER 29,    MARCH 31,     MARCH 30,
                                1997           1998          2000          2000         2001(1)         2001          2002
(IN THOUSANDS, EXCEPT PER   ------------   ------------   ----------   ------------   ------------   -----------   -----------
SHARE DATA)                                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Net sales.................    $874,224      $1,066,194    $1,300,632    $1,572,576     $1,823,803     $379,245      $456,911
Costs of sales, including
  buying and distribution
  costs...................     527,924         639,138       772,453       929,305      1,081,259      228,543       275,712
                              --------      ----------    ----------    ----------     ----------     --------      --------
Gross profit..............     346,300         427,056       528,179       643,271        742,544      150,702       181,199
Selling, general and
  administrative
  expenses................     300,793         365,068       443,627       536,179        652,058      142,535       172,204
Restructuring and asset
  impairment charge.......          --              --            --            --         34,006           --            --
Litigation charge.........          --              --            --            --          4,000           --            --
                              --------      ----------    ----------    ----------     ----------     --------      --------
Operating profit..........      45,507          61,988        84,552       107,092         52,480        8,167         8,995
Interest income...........        (392)           (570)         (368)         (198)           (27)         (27)           (4)
Interest expense..........       1,405             653           411         2,139          3,897          597           679
                              --------      ----------    ----------    ----------     ----------     --------      --------
Interest expense, net.....       1,013              83            43         1,941          3,870          570           675
                              --------      ----------    ----------    ----------     ----------     --------      --------
Income before income
  taxes...................      44,494          61,905        84,509       105,151         48,610        7,597         8,320
Provision for income
  taxes...................      18,704          23,843        32,457        40,214         18,861        2,904         3,180
                              --------      ----------    ----------    ----------     ----------     --------      --------
Net income................    $ 25,790      $   38,062    $   52,052    $   64,937     $   29,749     $  4,693      $  5,140
                              ========      ==========    ==========    ==========     ==========     ========      ========
Per share of common stock:
Net income -- Basic.......    $   0.67      $     0.98    $     1.32    $     1.63     $     0.73     $   0.12      $   0.13
                              ========      ==========    ==========    ==========     ==========     ========      ========
Net income -- Diluted.....    $   0.65      $     0.94    $     1.27    $     1.60     $     0.72     $   0.11      $   0.12
                              ========      ==========    ==========    ==========     ==========     ========      ========
Weighted-average shares
  outstanding -- Basic....      38,578          38,895        39,339        39,785         40,508       40,335        40,645
                              ========      ==========    ==========    ==========     ==========     ========      ========
Weighted-average shares
 outstanding -- Diluted...      39,537          40,407        40,907        40,712         41,193       41,325        41,703
                              ========      ==========    ==========    ==========     ==========     ========      ========
SUPPLEMENTAL EARNINGS PER
  SHARE DATA:
Diluted earnings per share
  before non-comparable
  items(2)................    $   0.65      $     0.94    $     1.27    $     1.60     $     1.36     $   0.11      $   0.12
                              ========      ==========    ==========    ==========     ==========     ========      ========

                                                      FISCAL YEAR ENDED                                THIRTEEN WEEKS ENDED
                            ----------------------------------------------------------------------   -------------------------
                            DECEMBER 31,   DECEMBER 31,   JANUARY 1,   DECEMBER 30,   DECEMBER 29,    MARCH 31,     MARCH 30,
                                1997           1998          2000          2000         2001(1)         2001          2002
                            ------------   ------------   ----------   ------------   ------------   -----------   -----------
(DOLLARS IN THOUSANDS)                                                                                      (UNAUDITED)
CASH FLOW DATA:
Net cash flows from (used
  in) operating
  activities..............    $ 57,305      $   43,549    $   69,577    $   54,119     $   44,258     $(45,096)     $  2,019
Net cash flows used in
  investing activities....     (35,355)        (46,272)      (70,129)      (70,405)      (100,028)     (18,588)      (25,742)
Net cash flows (used in)
  from financing
  activities..............      (8,982)          5,479         3,665         9,183         32,689       28,587        18,352
BALANCE SHEET DATA (AS OF
  END OF PERIOD):
Cash and cash
  equivalents.............    $ 39,882      $   42,638    $   45,751    $   38,524     $   15,437     $  3,502      $ 10,064
Working capital...........     123,375         154,893       181,380       226,694        228,078      232,806       217,811
Total assets..............     472,099         560,844       679,916       821,557        927,439      836,827       984,789
Total debt................          --              --            --         3,903         29,675       27,321        47,094
Shareholders' equity......     280,035         323,576       383,962       458,994        498,215      471,960       504,433
OTHER DATA:
Gross profit margin.......        39.6%           40.0%         40.6%         40.9%          40.7%        39.7%         39.7%
EBITDA(3).................    $ 63,485      $   83,296    $  111,073    $  139,524     $   92,593     $ 17,561      $ 19,448
Adjusted EBITDA(4)........      63,485          83,296       111,073       139,524        134,430       17,561        19,448
Total gross square footage
  (000's).................       5,493           6,487         7,925         9,836         11,980       10,238        12,208
Number of stores (at end
  of period)..............         176             196           230           283            343          293           348
Increase (decrease) in
  comparable store net
  sales(5)................         6.6%            8.3%          5.4%          3.7%          (2.4)%       (1.8)%         2.6%

---------------
(1) 2001 operating results include a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax), of which $34.0 million is included as restructuring and asset impairment charge and $3.8 million is recorded in cost of sales, and a pre-tax charge of $4.0 million ($2.5 million after-tax) related to the settlement of litigation in California.

(2) 2001 supplemental earnings per share data excludes pre-tax non-comparable items of $41.8 million ($26.2 million after-tax), or $0.64 per common share on a diluted basis.

(3) EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization. EBITDA is presented because management believes it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and, therefore, it is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management's discretionary use, nor has it been represented as an alternative to operating income as an indicator of operating performance. EBITDA should not be considered in isolation or as a substitute for other measures of performance or cash flows prepared in accordance with generally accepted accounting principles.

(4) Adjusted EBITDA represents EBITDA adjusted to eliminate the following non-comparable charges: (a) the $37.8 million restructuring and asset impairment charge in the fourth quarter of 2001 and (b) the $4.0 million litigation charge in the second quarter of 2001.

(5) Comparable store percentages are based on net sales, and stores are considered comparable beginning on the first day of the month following the 13th full month of sales.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial and Other Data" and "Consolidated Financial Statements" and the accompanying notes.

GENERAL

     We are a leading, national home furnishings retailer selling home textiles, housewares and home accessories. As of March 30, 2002, we operated 337 stores in 43 states and 11 stores in four Canadian provinces. Our current stores average approximately 35,000 gross square feet in size and are located predominantly in power strip centers adjacent to complementary broad-based retail chains. Our business strategy is to offer a broad selection of high quality, brand name home furnishings merchandise at exceptional everyday values, provide superior guest service and maintain low operating costs.

CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and timing of revenues and of expenses during the reporting period. Our management believes the following critical accounting policies involve significant estimates and judgments inherent in the preparation of the consolidated financial statements.

     Valuation of Inventory: Inventories are valued using the lower of cost or market value, determined by the retail inventory method, or RIM. Under RIM, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is used in the retail industry due to its practicality. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise mark-on, mark-up, markdowns and shrinkage based on historical experience between the dates of physical inventories, which significantly impacts the ending inventory valuation at cost.

     Sales Returns: We estimate future sales returns and, when material, record a provision in the period that the related sales are recorded based on historical information. Should actual returns differ from our estimates, we may be required to revise estimated sales returns.

     Impairment of Assets: We periodically evaluate long-lived assets and goodwill for indicators of impairment. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that the value of long-lived assets and goodwill is impaired.

     Store Closure Costs: We record estimated store closure costs, such as fixed asset write-offs, estimated lease commitment costs net of sublease income, markdowns for inventory that will be sold below cost, and other miscellaneous store closing costs, in the period in which our management determines to close a store. Such estimates may be subject to change should actual costs differ.

CONSOLIDATED RESULTS OF OPERATIONS

     The following table sets forth the percentage of net sales for certain items included in our consolidated statements of operations for the periods indicated:

                                                                    FISCAL YEAR ENDED
                                                              -----------------------------
                                                              JAN. 1,   DEC. 30,   DEC. 29,
                                                               2000       2000       2001
                                                              -------   --------   --------
PERCENTAGE OF NET SALES
Net sales...................................................   100.0%    100.0%     100.0%
Cost of sales, including buying and distribution costs......    59.4      59.1       59.3
Gross profit................................................    40.6      40.9       40.7
Selling, general and administrative expenses................    34.1      34.1       35.7
Restructuring and asset impairment charge...................      --        --        1.9
Litigation charge...........................................      --        --        0.2
Operating profit............................................     6.5       6.8        2.9
Interest expense, net.......................................     0.0       0.1        0.2
Income before income taxes..................................     6.5       6.7        2.7
Provision for income taxes..................................     2.5       2.6        1.1
Net income..................................................     4.0%      4.1%       1.6%

NON-COMPARABLE ITEMS

     Our 2001 results were impacted by the non-comparable items described below, which reduced our operating income by $41.8 million and net income by $26.2 million, as follows:

  Restructuring and Asset Impairment Charge

     During the fourth quarter of 2001, we formulated a strategic initiative designed to improve store performance and profitability. This initiative calls for the closing of 17 stores which did not meet our performance objectives. These 17 stores generated approximately 4% of our total net sales in 2001 and are geographically dispersed. As of March 30, 2002, we had closed two of these stores and we expect to close most of these stores by the end of 2002, or shortly thereafter. We expect the closing of these 17 stores to increase future diluted earnings per share by approximately $0.07 on an annualized basis.

     In connection with this initiative, we recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) in the fourth quarter of 2001. Certain amounts of the restructuring and asset impairment charge are based upon estimates and may be subject to change in future periods. Of the $37.8 million, $34.0 million is included in restructuring and asset impairment charge and $3.8 million is recorded in cost of sales. The estimated after-tax cash portion of the charge is approximately $15.2 million and the after-tax non-cash portion of the charge is approximately $8.5 million.

     We recorded a pre-tax reserve of $20.5 million for estimated lease commitments for stores to be closed. This reserve is included in accrued expenses. The reserve considers estimated sublease income. Since all of the stores were leased, we will not be responsible for the disposal of property other than fixtures. We recorded a pre-tax reserve of $9.5 million for fixed asset impairments for these stores. The fixed asset impairments represent fixtures and leasehold improvements. We recorded this charge as a reduction of property and equipment. We recorded a pre-tax reserve of $4.0 million for other estimated miscellaneous store closing costs. We recorded a pre-tax reserve of $3.8 million in cost of sales for estimated inventory markdowns below cost for the stores to be closed.

  Litigation Charge

     We had been named as a defendant in California litigation in which the court certified the case as a class action on behalf of certain managers of our stores located in California seeking overtime pay, together with class action claims on behalf of certain former employees seeking accrued vacation pay. In the second quarter of 2001, we recorded a pre-tax charge of $4.0 million ($2.5 million after-tax) related to settlement payments, attorneys' fees, and estimated expenses of administering a settlement. In October 2001, the court gave preliminary approval to a settlement of these claims and an order granting final approval of a settlement was signed in December 2001. We admitted no liability in connection with the settlement. We have completed payment of all settlement amounts.

     The following table shows the pro forma effect of non-comparable items on the year ended December 29, 2001.

                                                                 NON-        EXCLUDING
                                                      AS      COMPARABLE   NON-COMPARABLE
                                                   REPORTED     ITEMS          ITEMS
                                                   --------   ----------   --------------
                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales........................................  $1,823.8         --        $1,823.8
Gross profit.....................................     742.5       (3.8)          746.3
Selling, general and administrative expenses.....     652.0         --           652.0
Restructuring and asset impairment charge........      34.0       34.0              --
Litigation charge................................       4.0        4.0              --
                                                   --------     ------        --------
Operating profit.................................      52.5      (41.8)           94.3
Interest expense, net............................       3.9         --             3.9
                                                   --------     ------        --------
Income before income taxes.......................      48.6      (41.8)           90.4
Provision for income taxes.......................      18.9      (15.6)           34.5
                                                   --------     ------        --------
Net income.......................................  $   29.7     $(26.2)       $   55.9
                                                   ========     ======        ========
Basic earnings per share.........................  $   0.73     $(0.65)       $   1.38
                                                   ========     ======        ========
Diluted earnings per share.......................  $   0.72     $(0.64)       $   1.36
                                                   ========     ======        ========

     To provide a more meaningful comparison of operating performance between financial reporting periods, the remaining consolidated results of operations discussion excludes the impact of non-comparable items in fiscal 2001.

THIRTEEN WEEKS ENDED MARCH 30, 2002 COMPARED WITH THIRTEEN WEEKS ENDED MARCH 31, 2001

     Net Sales. Our net sales for the thirteen weeks ended March 30, 2002 increased 20.5% to $456.9 million, up from $379.2 million for the same period last year. The increase in net sales is primarily the result of new store openings since March 31, 2001. As of March 30, 2002, we operated 348 stores, including 11 stores in Canada, as compared with 293 stores, including seven stores in Canada, as of March 31, 2001. Store square footage increased 19.2% to 12,208,000 as of March 30, 2002, compared with 10,238,000 as of March 31, 2001.
During the thirteen weeks ended March 30, 2002, we opened seven stores and closed two stores as compared with opening 11 stores and closing one store during the same period last year.

     Comparable store net sales increased 2.6% for the thirteen weeks ended March 30, 2002 compared with a decline of 1.8% for the same period last year. The increase in comparable store net sales for the thirteen weeks ended March 30, 2002 is primarily attributed to an increase in customer traffic. We believe our sales results also reflect the steady progress being made on our strategic operating initiatives, which include improvements of in-stock inventory positions and improvements in our textile business. Sales also benefitted from the consistently good performance of our functional housewares business.

     Gross Profit. In addition to the cost of inventory sold, we include our buying and distribution expenses in our cost of sales. Buying expenses include all direct and indirect costs to procure merchandise. Distribution expenses include the cost of operating our distribution centers and freight expense related to transporting merchandise. Our gross profit for the thirteen weeks ended March 30, 2002 was $181.2 million, or 39.7% of net sales, compared with $150.7 million, or 39.7% of net sales, for the same period last year. Gross profit was impacted by an improvement in initial mark-on as a result of product mix and the leveraging of our buying power, offset in part by start-up costs related to our third distribution center as well as higher markdowns related to SKU management during our clearance event in January 2002.

     Selling, General and Administrative Expenses. Our selling, general and administrative, or SG&A, expenses consist of store selling expenses, occupancy costs, advertising expenses and corporate office expenses. SG&A expenses for the thirteen weeks ended March 30, 2002 were $172.2 million, or 37.7% of net sales, compared with $142.5 million, or 37.6% of net sales, for the same period last year. The increase as a percentage of net sales is attributable to a slight de-leveraging of occupancy costs, and a greater investment in store payroll as a result of our initiatives to improve our overall guest service levels. This increase was partially offset by the leverage of corporate office expenses.

     Operating Profit. Operating profit for the thirteen weeks ended March 30, 2002 was $9.0 million, or 2.0% of net sales, compared with $8.2 million, or 2.2% of net sales, for the same period last year.

     Interest Expense, Net. Net interest expense for the thirteen weeks ended March 30, 2002 increased to $675,000 from $570,000 during the same period last year. The increase in net interest expense was due to a higher net average loan balance for the thirteen weeks ended March 30, 2002 compared with the same period last year, in order to fund our operations, offset in part by lower interest rates.

     Income Taxes. Our income tax expense was $3.2 million for the thirteen weeks ended March 30, 2002, compared with $2.9 million for the same period last year. Our effective tax rate was 38.2% for both the thirteen weeks ended March 30, 2002 and March 31, 2001.

     Net Income. As a result of the factors described above, net income for the thirteen weeks ended March 30, 2002 was $5.1 million, or $0.12 per share on a diluted basis, compared with $4.7 million, or $0.11 per share on a diluted basis for the same period last year.

FISCAL YEAR ENDED DECEMBER 29, 2001 COMPARED WITH FISCAL YEAR ENDED DECEMBER 30, 2000

     Net Sales. Our net sales for 2001 were $1,823.8 million, an increase of 16.0% over 2000 sales of $1,572.6 million, primarily as a result of new store openings. At year end 2001 we operated 343 stores, including 11 stores in Canada, as compared with 283 stores, including six stores in Canada, at year end 2000. Store square footage increased 21.8% to 11,980,000 as of December 29, 2001 compared with 9,836,000 as of December 30, 2000. We opened 63 stores and closed three stores in 2001 as compared with opening 57 stores and closing four stores in fiscal 2000.

     Comparable store net sales declined 2.4% in 2001 compared with an increase of 3.7% in 2000. Our average net sales per store was $5.8 million in 2001 compared to $6.2 million in 2000. The decline in comparable store net sales and average net sales per store in 2001 was primarily attributable to a decline in consumer traffic due to the slowing economy as well as the performance of our newer comparable stores opened in 2000, the results of which were below our 2001 sales targets.

     Our core business strategy is to offer a broad and deep selection of high quality brand name "linens" and "things" merchandise. We have balanced our merchandise mix from being driven primarily by the "linens" side of our business to a fuller selection of "linens" and "things." We estimate that the "things" side of our business has increased from less than 10% of net sales in 1991 to over 40% in 2001. For 2001, net sales of "linens" merchandise increased approximately 10% over the prior year, while net sales of "things" merchandise increased approximately 20% over the prior year. The greater increase in net sales for "things" merchandise primarily resulted from the continued expansion of our product categories within the "things" business.

     Gross Profit. Our gross profit for 2001 was $746.3 million, or 40.9% of net sales, compared with $643.3 million, or 40.9% of net sales, in 2000. Gross profit as a percentage of net sales was impacted by an improvement in initial mark-on as a result of product mix and the increased penetration of our proprietary products, which represented over 10% of total net sales in 2001, as well as lower average freight expenses. This was offset by an increase in markdowns primarily as a result of an increase in promotional activity.

     Selling, General and Administrative Expenses. Our SG&A expenses for 2001 were $652.0 million, or 35.7% of net sales, as compared with $536.2 million, or 34.1% of net sales, in 2000. The increase as a percentage of net sales is attributable to the de-leveraging in our operating expenses, primarily occupancy costs, reflecting lower sales productivity. This increase was partially offset by the leveraging of corporate office expenses.

     Operating Profit. Operating profit for 2001 was $94.3 million, or 5.2% of net sales, down from $107.1 million, or 6.8% of net sales for 2000.

     Interest Expense, Net. Net interest expense in 2001 increased to $3.9 million from $1.9 million in 2000 due to a higher net average loan balance than in 2000 to fund our operations.

     Income Taxes. Income tax expense for 2001 was $34.5 million, compared with $40.2 million for 2000. Our effective tax rate was 38.2% in 2001 and in 2000.

     Net Income. As a result of the factors described above, our net income for 2001, excluding non-comparable items, was $55.9 million, or $1.36 per share on a diluted basis, compared with $64.9 million, or $1.60 per share on a diluted basis in 2000.

FISCAL YEAR ENDED DECEMBER 30, 2000 COMPARED WITH FISCAL YEAR ENDED JANUARY 1, 2000

     Net Sales. Our net sales for 2000 were $1,572.6 million, an increase of 20.9% over 1999 sales of $1,300.6 million, primarily as a result of new store openings as well as comparable store net sales increases. At year end 2000, we operated 283 stores as compared with 230 stores at year end 1999. Store square footage increased 24.1% to 9,836,000 as of December 30, 2000 compared with 7,925,000 as of January 1, 2000. Comparable store net sales increased 3.7% in 2000 compared with 5.4% in 1999. Comparable store net sales were driven predominantly by higher consumer traffic. We opened 57 stores and closed four stores in 2000 as compared with opening 43 stores and closing nine stores in 1999.

     Our average net sales per store was $6.2 million in 2000 and 1999. For the year ended 2000, net sales of "linens" merchandise increased approximately 18% over the prior year, while net sales of "things" merchandise increased approximately 25% over the prior year. The greater increase in net sales for "things" merchandise primarily resulted from the continued expansion in this product category.

     Gross Profit. Our gross profit for 2000 was $643.3 million, or 40.9% of net sales, compared with $528.2 million, or 40.6% of net sales, in 1999. This increase as a percentage of net sales resulted from overall improved selling mix, increased penetration of seasonal and proprietary product and improvements in buying. In addition, we had lower freight and related distribution costs as a percentage of net sales as a result of the leveraging of our centralized distribution network.

     Selling, General and Administrative Expenses. Our SG&A expenses for 2000 were $536.2 million, or 34.1% of net sales, compared with $443.6 million, or 34.1% of net sales, in 1999. Corporate office and promotional expenses were leveraged, which were offset by investments in store payroll in order to continue to improve our guest service levels.

     Operating Profit. Operating profit for 2000 increased to $107.1 million, or 6.8% of net sales, up from $84.6 million, or 6.5% of net sales for 1999.

     Interest Expense, Net. Net interest expense in 2000 increased to $1.9 million from $43,000 for 1999. This increase was due to higher net average loan balances and higher interest rates during 2000.

     Income Taxes. Income tax expense for 2000 was $40.2 million, compared with $32.5 million for 1999. Our effective tax rate was 38.2% in 2000 compared with 38.4% in 1999.

     Net Income. As a result of the factors described above, our net income for 2000 was $64.9 million, or $1.60 per share on a diluted basis, compared with $52.1 million or $1.27 per share on a diluted basis in 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Our capital requirements are primarily for new store expenditures, new store inventory purchases and seasonal working capital. These requirements have been funded through a combination of internally generated cash flows from operations, credit extended by suppliers and short-term borrowings.

     We have available a $150 million senior revolving credit facility agreement with third-party institutional lenders which expires October 20, 2003. Our credit facility allows for up to $40 million in borrowings from additional lines of credit outside of the credit facility. Interest on all borrowings is determined based upon several alternative rates stipulated in the credit facility, including a fixed margin above the LIBOR rate. Our credit facility contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. As of March 30, 2002, we were in compliance with the terms of our credit facility. Our credit facility also limits, among other things, the amount of cash dividends we may pay. Under our credit facility, the amount of dividends that we may pay may not exceed $50 million plus on a cumulative basis an amount equal to 50% of our consolidated net income for each fiscal quarter commencing with the third fiscal quarter of 2000. We have never paid cash dividends and do not anticipate paying cash dividends in the future. At various times throughout 2001 and 2000, we borrowed against our credit facility for seasonal working capital needs. As of March 30, 2002, we had $47.1 million in borrowings under the credit facility and the additional lines of credit at a weighted average interest rate of 2.8%. We also had $22.9 million of letters of credit outstanding as of March 30, 2002, which were primarily used for merchandise purchases. We are not obligated under any formal or informal compensating balance requirements.

     We are currently in discussions with our lenders regarding a proposed amendment to our credit facility that would extend the term and make certain other changes, conditioned on the closing of this offering.

     Net cash provided by operating activities for the thirteen weeks ended March 30, 2002 was $2.0 million compared with net cash used in operating activities of $45.1 million for the same period last year. The change in net cash flows from operating activities was primarily attributable to the timing of inventory receipts within the quarter which impacted the timing of vendor payments. Net cash provided by operating activities is our principal source of liquidity and therefore a decline in demand for our product offerings could impact the availability of funds for store expansion.

     Net cash used in investing activities for the thirteen weeks ended March 30, 2002 was $25.7 million, compared with $18.6 million for the same period last year. The increase in net cash used in investing activities was due primarily to capital expenditures related to our third distribution center, which is expected to be fully operational by the end of the second quarter 2002. We currently estimate capital expenditures will be approximately $75 million to $80 million in 2002, primarily for an estimated 50 new stores (seven of which had been opened as of March 30, 2002), store remodels, our third distribution center and system enhancements.

     Net cash provided by financing activities for the thirteen weeks ended March 30, 2002 was $18.4 million compared with $28.6 million for the same period last year. The decrease was primarily due to the improvement in cash flows provided by operating activities which reduced the need for short-term borrowings, partially offset by higher capital expenditures.

     We regularly review and evaluate our liquidity and capital needs. We experience peak periods for our cash needs during the course of our fiscal year. These peak periods generally occur during the second quarter and fourth quarter. As our business continues to grow and our current store expansion plan is implemented, such peak periods may require increases in the amounts available under our credit facility from those currently existing and/or other debt or equity funding. We currently believe we would have access to additional debt and/or capital markets funding as we may require. We currently believe that our cash flows from operations, credit extended by suppliers, our existing credit facilities, additional lines of credit, and such other or additional debt or capital markets funding as we may seek to obtain, will be sufficient to fund our currently expected capital expenditure, working capital and non-acquisition business expansion requirements for at least the next 12 to 18 months.

     We lease the majority of our retail stores under non-cancelable operating leases. The leases generally contain renewal options for periods ranging from 5 to 15 years and require us to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of gross sales. Net rental expense for all operating leases was as follows (in thousands):

                                                            FISCAL YEAR ENDED
                                                     --------------------------------
                                                       1999        2000        2001
                                                     --------    --------    --------
Minimum rentals....................................  $102,612    $126,286    $158,614
Contingent rentals.................................       212         151         184
                                                     --------    --------    --------
                                                      102,824     126,437     158,798
  Less: sublease rentals...........................     1,614       1,617       2,032
                                                     --------    --------    --------
                                                     $101,210    $124,820    $156,766
                                                     ========    ========    ========

     At the end of 2001, the future minimum rental payments required under our operating leases and the future minimum sublease rentals, excluding lease obligations for closed stores and stores planned to be closed, were as follows (in thousands):

FISCAL YEAR
-----------
2002........................................................  $  165,610
2003........................................................     163,471
2004........................................................     159,964
2005........................................................     156,534
2006........................................................     154,837
Thereafter..................................................   1,234,837
                                                              ----------
                                                              $2,035,253
                                                              ----------
Total future minimum sublease rentals.......................  $   25,267
                                                              ==========

     As of March 30, 2002, our aggregate operating lease commitments totaled approximately $2.1 billion. The year end 2001 and March 30, 2002 numbers do not include fully executed leases for stores we plan to open in 2002 and 2003.

MARKET RISK DISCLOSURE

     We continuously evaluate the market risk associated with our financial instruments. Market risks relating to our operations result primarily from changes in interest rates and foreign exchange rates. We do not engage in financial transactions for trading or speculative purposes.

  Interest Rate Risk

     Our financial instruments include cash and cash equivalents and short-term borrowings. Our obligations are short-term in nature and generally have less than a 30-day commitment. We are exposed to interest rate risks primarily through borrowings under our credit facility. Interest on all borrowings is based upon several alternative rates stipulated in our credit facility, including a fixed margin above the LIBOR rate. As of December 29, 2001, we had $29.7 million in borrowings under our credit facility and additional lines of credit at an average interest rate of 3.1% (see note 7 to the consolidated financial statements for the 2001 fiscal year). As of March 30, 2002, we had $47.1 million in borrowings under our credit facility and additional lines of credit at an average interest rate of 2.8%. We believe that our interest rate risk is minimal as a hypothetical 10% increase or decrease in interest rates in the associated debt's variable rate as of March 30, 2002 would not materially affect our results of operations or cash flows. We do not use derivative financial instruments in our investment portfolio.

  Foreign Currency Risk

     We enter into some purchase obligations outside of the United States, which are predominantly settled in U.S. dollars. Therefore, we have only minimal exposure to foreign currency exchange risks. We do not hedge against foreign currency risks and believe that our foreign currency exchange risk is immaterial.

     We operated 11 stores in Canada as of March 30, 2002. We believe our foreign currency translation risk is minimal, as a hypothetical 10% strengthening or weakening of the U.S. dollar relative to the Canadian dollar as of March 30, 2002 would not materially affect our results of operations or cash flows.

INFLATION

     We do not believe that our operating results have been materially affected by inflation during the preceding three years. There can be no assurance, however, that our operating results will not be affected by inflation in the future.

SEASONALITY

     Our business is subject to substantial seasonal variations. Historically, we have realized a significant portion of our net sales and net income during the third and fourth quarters of our fiscal year. Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings. We believe this is the general pattern associated with our segment of the retail industry and expect this pattern will continue in the future. Consequently, comparisons between quarters are not necessarily meaningful and the results for any quarter are not necessarily indicative of future results.

RECENT ACCOUNTING PRONOUNCEMENTS

     At a recent meeting of the FASB Emerging Issues Task Force, or EITF, a consensus was reached with respect to the issue of "Accounting for Certain Sales Incentives," including point of sale coupons, rebates and free merchandise. The consensus included a conclusion that the value of such sales incentives that result in a reduction of the price paid by the customer should be netted against sales and not classified as a sales or marketing expense. In April 2001, the EITF delayed the effective date for this consensus to 2002. We already include such sales incentives as a reduction of sales and record free merchandise in cost of goods sold as required by the new EITF consensus.

     In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement will be effective for us in fiscal 2003. We are currently evaluating SFAS No. 143 but do not anticipate that the effects of the new pronouncement would have a material impact on our financial statements.

     In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," but retains many of its fundamental provisions. SFAS No. 144 also expands the scope of discontinued operations to include more disposal transactions, and will impact the presentation of future store closings, if any. SFAS No. 144 was effective for us for the first quarter of fiscal 2002. The implementation of SFAS No. 144 did not have a significant impact on our financial statements, as the impairment assessment under SFAS No. 144 is predominantly unchanged from SFAS No. 121.

                                    BUSINESS

OVERVIEW

     We are a leading, national home furnishings retailer selling fashion home textiles, housewares and home accessories in a superstore format. We believe we have distinguished ourselves through our broad selection of high quality, brand name home furnishings offered at exceptional everyday values and our knowledgeable and guest-friendly service. Our target customer, or guest, is a woman between the ages of 25 and 55 who is fashion and brand conscious, has a good to better income, and focuses on the home as a reflection of her individuality.

     We are committed to providing our guests with a one-stop shopping destination for their home furnishings needs by offering a broad and deep selection of high quality brand name "linens" (bedding, towels, window treatments and table linens) and "things" (housewares, home and decorative accessories and seasonal items) with a "won't be undersold" everyday low pricing strategy. Our stores carry over 25,000 stock keeping units, or SKUs. Nationally recognized brand names we sell include All-Clad, Braun, Calphalon, Croscill, Cuisinart, Henckels, Krups, Laura Ashley, Nautica Home, OXO, Royal Velvet, Wamsutta, Waverly and Yankee Candle. We also sell merchandise under our own private label, which complements our offering of brand name products by combining quality and value in a range of product offerings.

     From our founding in 1975 through the late 1980's, we operated a chain of stores ranging from 7,500 to 10,000 gross square feet in size. In 1990, we introduced our superstore format, which features an efficient racetrack layout and currently averages 35,000 gross square feet. We have developed various store size formats, generally ranging from 25,000 to 50,000 gross square feet, which allow us flexibility to match the size of our stores with the market potential of each location. From 1990 through 1998, we closed most of our smaller format stores and implemented the superstore format in our new stores. Our stores are located predominantly in power strip centers adjacent to complementary broad-based retail chains.

     As of March 30, 2002, we operated 337 stores in 43 states and 11 stores in four Canadian provinces. In 2001, we generated $1.8 billion in revenues and $134.4 million of adjusted EBITDA (EBITDA adjusted to reflect the elimination of $41.8 million in pre-tax non-comparable charges we recorded in 2001). We have grown revenues and adjusted EBITDA at compound annual growth rates of 21.2% and 24.3%, respectively, since 1996.

     We estimate that we have a 2 1/2% share of the approximately $70 billion portion of the U.S. home furnishings market in which we operate. We believe this market is highly fragmented and under-penetrated by the fast-growing specialty retail segment of which we are a part. This affords us significant opportunity to grow our market share by further penetrating those geographic markets in which we currently operate and by expanding into additional geographic markets where we now have little or no presence.

OUR COMPETITIVE STRENGTHS

     WE OFFER A BROAD SELECTION OF QUALITY BRANDS AT EXCEPTIONAL EVERYDAY VALUES. Our merchandising strategy is to offer a wide variety of high quality, brand name fashion home textiles, housewares and home accessories at exceptional everyday values. Our superstore format enables us to offer broader product and brand selection than traditional retailers that sell home furnishings. We carry virtually all of the national home furnishings brand names carried by major department stores, as well as many other products and brands. Many national brands we carry are not available at mass merchandisers or off-price retailers. Our everyday low price strategy is to set our prices below regular department store prices and comparable with or slightly below department store sale prices. We believe these strategies enhance our reputation as a value leader and build guest loyalty, while providing a one-stop shopping destination for our guests' home furnishings needs.

     WE PROVIDE SUPERIOR GUEST SERVICE AND SHOPPING CONVENIENCE. Our mission is to exceed our guests' expectations in every store, every day. To enhance guest satisfaction and loyalty, we strive to provide knowledgeable sales assistance and enthusiastic guest service. We offer competitive wages and on-going training and personnel development in order to attract and retain qualified, motivated employees committed to providing superior service. Our stores feature a racetrack layout, enabling the guest to visualize and purchase fully coordinated and accessorized ensembles. Our store format saves our guests time by having merchandise visible and accessible on the selling floor. We have a toll-free guest service line to respond to guest inquiries and to take orders for products, and in 2001 we expanded our e-commerce capability to feature over 10,000 SKUs through our web site.

     WE HAVE DEVELOPED HIGHLY INTEGRATED INVENTORY AND SUPPLY CHAIN
MANAGEMENT. We operate highly integrated inventory and supply chain systems. Our centralized merchandising management team continually develops and refines product assortment and utilizes an automated replenishment system to maintain in-stock positions of core products in our stores. We are in the process of expanding the authority of individual store managers to influence their in-stock position and to make local decisions on inventory as a means of supplementing our centralized replenishment strategy. Our centralized distribution network enables us to process and ship merchandise to our stores quickly and efficiently. Operating our own distribution centers has reduced our average freight expense and improved our information flow. In addition, it has reduced back-room tasks at the store level, allowing us to re-deploy resources to the selling floor.

     WE HAVE AN EXPERIENCED SENIOR MANAGEMENT TEAM WITH A PROVEN TRACK
RECORD. The nine members of our senior management team have an average of more than eight years experience with us and more than 17 years in the retail industry. During the latter half of 2001, we made a number of key changes and additions to our senior management team. We hired a new chief merchandising officer with 25 years of experience in retail. We also hired a new chief information officer and promoted two of our key managers to lead our store operations and our supply chain operations. We believe that the breadth and strength of our senior management will contribute to our ability to continue to grow our company successfully.

OUR GROWTH STRATEGY

     Our growth strategy is to continue to expand our store base, while enhancing our operating performance through increased comparable store sales, improved operating margins and greater operating efficiency.

     CONTINUE EXPANDING OUR STORE BASE. Through a disciplined store opening program, we plan to increase our market share in our existing geographic markets and to penetrate new geographic markets where we believe we can become a leading operator of specialty home furnishing stores. From the end of 1996 to the end of 2001, we increased our gross square footage at a 20.4% compound annual growth rate to approximately 12 million square feet by growing our store base from 169 stores to 343 stores. During 2002, we expect to open approximately 50 new stores, seven of which were open as of March 30, 2002. We believe the superstore concept contributes to the growth of the home furnishings market and that significant opportunity exists to expand our footprint and capture market share. We select markets for new stores based on demographic factors such as income levels, population and number of households. We generally seek to operate stores in geographic trading areas with approximately 200,000 people within a ten-mile radius and with demographic characteristics that match our target profile. Because of our flexible store size format, we are also able to enter into and operate in smaller markets where specialty home furnishing retailers are often under-represented. Based on our criteria for targeting new store opportunities, we believe the potential exists to more than double our current number of stores.

     INCREASE OUR COMPARABLE STORE SALES. We intend to increase our comparable store sales by attracting more first-time guests to our stores, and by increasing the frequency of visits per guest and the dollar amount of each guest transaction. We believe that the best method to accomplish these goals is to improve upon and emphasize our reputation as a superior one-stop shopping destination for home furnishings. We continually introduce new merchandise categories to create a varied product portfolio that we believe will attract new guests and increase guest visits. For example, in 2001, we introduced specialty foods, casual furniture and seasonal outdoor furniture. We also improved and expanded our selection of wall decor and decorative accessories. In 2001, we added Yankee Candle and Nautica Home to our already powerful brand name line-up. We periodically re-style our stores to incorporate new merchandise offerings and to emphasize our fastest growing product categories.

     In addition to offering a wide selection of brand name merchandise, we have been increasing our sales of proprietary merchandise that is manufactured exclusively for us, most of which we sell under our LNT Home label. Our guests have responded well to the value and quality of our proprietary offerings, sales of which have more than doubled in the last five years and which exceeded 10% of our total sales in 2001. Most of this merchandise has filled categories not well served by national brands such as specialty bedding and seasonal products. We believe the LNT Home name promotes brand awareness and guest loyalty, further enhancing our comparable store sales.

     EXPAND OUR OPERATING MARGIN AND IMPROVE EFFICIENCY. We are committed to increasing our operating margin by improving our gross margin and by leveraging our selling, general and administrative, or SG&A, expenses. We believe there are opportunities to increase gross margin by maximizing our purchasing power, increasing the penetration of our proprietary merchandise and optimizing the use of our centralized distribution network and management information systems. We anticipate that these improvements to gross margin will be partially offset by initiatives to increase comparable store sales. Our investments in centralized distribution and in-store technology have resulted in more efficient inventory procedures at the store level, enabling our sales associates to better service our guests. We believe that capitalizing on these opportunities will allow us to maintain low operating costs and improve operating efficiencies. Overall, we believe that our operating margin can improve through leveraging our SG&A cost structure as we continue to grow our store base and seek to increase comparable store sales.

PRODUCTS AND MERCHANDISING

     We offer fashion home textiles, housewares and home accessories at exceptional everyday values. Our extensive merchandise offering of over 25,000 SKUs enables our guests to select from a wide assortment of styles, brands, colors and designs within each of our major product lines. We are committed to maintaining a consistent in-stock inventory position. This presentation of merchandise enhances the guest's impression of a dominant selection of merchandise in an easy-to-shop environment. Our broad and deep merchandise offering is coupled with everyday low prices that are generally below regular department store prices and comparable with or slightly below department store sale prices. We believe that the uniform application of our everyday low price policy is essential to maintaining the integrity of our pricing strategy. This is an important factor in establishing our reputation as a value leader and in helping to build guest loyalty.

     Merchandise and sample brands offered in each of our major categories are highlighted below:

      CATEGORY                  ITEMS SOLD                      SAMPLE BRANDS
--------------------  ------------------------------    ------------------------------
Top of the Bed        Sheets, comforters, comforter     Croscill, Fieldcrest, Laura
                      covers, bedspreads, bed           Ashley, Nautica, Springmaid,
                      pillows, blankets and mattress    Wamsutta and Waverly
                      pads

Housewares            Cookware, cutlery, kitchen        All-Clad, Black & Decker,
                      gadgets, small electric           Braun, Calphalon, Circulon,
                      appliances (such as blenders      Cuisinart, Farberware,
                      and coffee grinders),             Henckels, KitchenAid, Krups
                      dinnerware, flatware and          and OXO
                      glassware

Bath                  Towels, shower curtains, waste    Fieldcrest, Martex, Royal
                      baskets, hampers, bathroom        Velvet, Springmaid and
                      rugs and wall hardware            Wamsutta

Home Accessories      Decorative pillows, napkins,      Laura Ashley, Umbra, Waverly
                      tablecloths, placemats, lamps,    and Yankee Candle
                      gifts, picture frames, candles
                      and framed art

Window Treatment      Curtains, valances and window     Croscill, Laura Ashley,
                      hardware                          Wamsutta and Waverly

Storage and Cleaning  Closet-related items (such as     Euro-Pro, Hoover, Rowenta and
                      hangers, organizers and shoe      Rubbermaid
                      racks), cleaning and laundry
                      care products

CUSTOMER SERVICE

     We treat every customer as a guest, and our philosophy is to enhance each guest's entire shopping experience in order to encourage guest loyalty. To facilitate the ease of shopping, our assisted self-service culture is complemented by trained department specialists, zoned floor coverage, product information displays and videos, self-demonstrations and in-store product seminars. The entire store team is trained to be highly visible in order to assist guests with their selections. Our ability to assist our guests has been enhanced by the transfer of inventory receiving functions from our stores to our distribution centers, which allows our sales associates to direct their focus to the selling floor. We offer a liberal return policy and are focused on making each guest's visit a convenient, efficient and pleasant experience.

MARKETING AND ADVERTISING

     Our advertising programs communicate, build and strengthen our brand and image. Because of our commitment to exceptional everyday values, advertising vehicles are aggressively used to highlight value, breadth and depth of selection. We focus our advertising efforts on key selling seasons such as back-to-school and holidays.

     To reach our guests we primarily use full color flyers to best represent the full range of offerings in our stores. These are supplemented by other on-going direct marketing initiatives. In addition, we utilize our proprietary marketing database to track the buying habits of our guests. Grand opening promotional events are designed to support new stores, particularly those located in new markets.

PURCHASING AND SUPPLIERS

     We purchase our merchandise from approximately 1,000 suppliers. Springs Industries, Inc., through its various operating companies, supplied approximately 10% of our total purchases in 2001. In 2001, we purchased a significant number of products from other key suppliers. We are often one of the largest customers for certain of our vendors. We believe that this buying power and our ability to make centralized purchases generally allows us to acquire products on favorable terms.

COMPANY OPERATIONS

     Distribution. We currently operate three distribution centers. Our Greensboro, North Carolina facility began operation in 1995, and our Swedesboro, New Jersey facility began operation in 1999. We expect our third distribution center located in Shepardsville, Kentucky to be fully operational by the end of the second quarter 2002. Our use of centralized distribution centers has resulted in lower average freight expense, more timely control of inventory shipments to stores, and improved information flow. We believe strong distribution support for our stores is a critical element to our growth strategy and is central to our ability to maintain a low cost operating structure.

     We manage the distribution process centrally from our corporate headquarters. We transmit purchase orders electronically to nearly all of our suppliers. We plan to continue our efforts to ship as much merchandise through our distribution centers as possible to ensure all benefits of our logistics strategy are fully leveraged. Our continued growth will also facilitate new uses of electronic data interchange technologies between us and our suppliers to exploit the most productive and beneficial use of our assets and resources. In order to realize greater efficiency, we also use third-party delivery services to ship our merchandise from our distribution centers to our stores.

     Management Information Systems. Over the last several years, we have made significant investments in technology to improve guest service, gain efficiencies and reduce operating costs. We have installed a customized IBM AS/400 management information system, which integrates all major aspects of our business, including sales, distribution, purchasing, inventory control, merchandise planning and replenishment and financial systems. We also utilize hand-held scanners with inventory status and price look-up capabilities, which allow our sales associates to remain accessible to our guests on the selling floor. Information we obtain from our management information systems results in automatic inventory replenishment in response to the specific requirements of each store, thereby improving in-stock positions and enhancing guest service.

     We believe our management information systems have fully integrated our stores, headquarters and distribution process. We continually evaluate and upgrade our management information systems to enhance the quantity, quality and timeliness of information available to our management.

     Store Management and Operations. We place a strong emphasis on our people, their development and their opportunity for advancement, and we are committed to maintaining a high internal promotion rate. Our practice is to open each new store with a seasoned management team which usually includes managers who have significant experience with us. Additionally, our structured management training program requires that each new manager learn all facets of the business within the framework of a fully operational store. This program includes, among other things, product knowledge, merchandise presentation, business and sales perspective, employee relations and manpower planning. This is complemented at the sales associate level with in-store product seminars and store systems training. We believe that our policy of promoting from within, as well as the opportunities for advancement from our store expansion program, serve as incentives to attract and retain quality individuals.

     Our stores are open seven days a week, generally from 9:30 a.m. to 9:30 p.m. Monday through Saturday and 11:00 a.m. to 6:00 p.m. on Sunday, unless affected by local laws.

     Private Label Charge Card. In April 2002, we launched our private label charge card program. The intent of this program is to build guest loyalty. Through a points program, our guests receive enhanced value by using the card. The program also allows us to provide consistent and effective communication with our guests, while increasing our information base of our guests' purchasing patterns. Subject to customary exceptions, credit risk is borne by GE Card Services, a top issuer of private label credit cards.

PROPERTIES

     Our corporate headquarters is located at 6 Brighton Road in Clifton, New Jersey. As of March 30, 2002 we operated 348 stores in the United States and Canada. Our superstores generally range in size from 25,000 to 50,000 gross square feet and currently average 35,000 square feet. Our stores are predominantly located in power strip centers containing other complementary broad-based retail chains.

     We currently lease all of our existing stores and expect that our policy of leasing rather than owning will continue as we expand. Our leases provide for original lease terms that generally range from 10 to 20 years and most of the leases provide for one or more renewal options ranging from 5 to 15 years at increased rents. Some leases provide for scheduled rent increases and some leases provide for contingent rent (based upon store sales exceeding stipulated amounts). CVS Corporation, formerly our parent company, guarantees certain store leases we entered into prior to our 1996 initial public offering.

     We own our distribution center in Greensboro, North Carolina, which is approximately 330,000 square feet. We lease our distribution centers in Swedesboro, New Jersey, which is approximately 260,000 square feet, and in Shepardsville, Kentucky, which is approximately 600,000 square feet. Both the New Jersey and Kentucky distribution centers can be expanded.

     The table below sets forth the locations of our stores as of March 30, 2002:

                       NUMBER
LOCATION              OF STORES
--------              ---------
Alabama                   4
Arizona                   7
Arkansas                  3
California               43
Colorado                  6
Connecticut              12
Florida                  26
Georgia                  13
Idaho                     1
Illinois                 17
Indiana                   5
Kansas                    3
Kentucky                  2
Louisiana                 3
Maine                     3
Maryland/D.C.             4

                       NUMBER
LOCATION              OF STORES
--------              ---------
Massachusetts            12
Michigan                 10
Minnesota                 6
Missouri                  5
Montana                   1
Nebraska                  2
Nevada                    2
New Hampshire             5
New Jersey               13
New Mexico                3
New York                 21
North Carolina            9
North Dakota              1
Ohio                     11
Oklahoma                  2
Oregon                    5

                       NUMBER
LOCATION              OF STORES
--------              ---------
Pennsylvania              9
Rhode Island              1
South Carolina            2
Tennessee                 4
Texas                    32
Utah                      3
Vermont                   1
Virginia                 11
Washington               10
West Virginia             1
Wisconsin                 3
CANADA
Alberta                   3
British Columbia          4
Manitoba                  1
Ontario                   3

     The following table sets forth information concerning our expansion program during the past five years:

                              TOTAL SQUARE FOOTAGE
                                 (IN THOUSANDS)            STORE COUNT
FISCAL   STORE      STORE     ---------------------   ---------------------
YEAR    OPENINGS   CLOSINGS   BEGIN YEAR   END YEAR   BEGIN YEAR   END YEAR
------  --------   --------   ----------   --------   ----------   --------
1997       25         18        4,727        5,493       169         176
1998       32         12        5,493        6,487       176         196
1999       43          9        6,487        7,925       196         230
2000       57          4        7,925        9,836       230         283
2001       63          3        9,836       11,980       283         343

EMPLOYEES

     We employ approximately 7,000 full-time and 9,000 part-time employees. The number of part-time employees fluctuates based on seasonal needs. We believe that we have a good relationship with our employees.

TRADEMARKS AND SERVICE MARKS

     We use the "Linens 'n Things" and "LNT Home" names as trademarks and as service marks in connection with retail services. We have registered the "Linens 'n Things" and "LNT" marks with the United States Patent and Trademark Office and the "Linens 'n Things" mark with the Canadian Intellectual Property Office. We believe that the name "Linens 'n Things" is an important element of our business. We are not aware of any claims of infringement or challenges to our right to use any of our marks in the United States or Canada.

COMPETITION

     The segment of the U.S. home furnishings market in which we operate generated approximately $70 billion in sales in 2001. This market is highly-fragmented and intensely competitive. We compete with many different types of retailers, including department stores, mass merchandisers and discounters, specialty retail stores, mail order and other retailers. Some of our competitors sell many of the same items and brands that we sell. We believe that our ability to compete successfully in our markets is influenced by several factors, including price, breadth and quality of product selection, in-stock availability of merchandise, effective merchandise presentation, guest service and superior store locations. We believe that we are well-positioned to compete on the basis of these factors. Nevertheless, there can be no assurance that any or all of the factors that enable us to compete favorably will not be adopted by companies having greater financial and other resources than we do.

LEGAL PROCEEDINGS

     We are involved in various claims and legal actions arising in the ordinary course of business. We believe that the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table provides information about our executive officers and directors as of April 30, 2002:

NAME                                   AGE                       POSITION
----                                   ---                       --------
Norman Axelrod.......................  49    Chairman of the Board and Chief Executive
                                             Officer
Steven B. Silverstein................  42    President
Audrey Schlaepfer....................  47    Executive Vice President, Chief Merchandising
                                             Officer
William T. Giles.....................  42    Senior Vice President, Chief Financial Officer
Brian D. Silva.......................  45    Senior Vice President, Human Resources and
                                             Administration and Corporate Secretary
Philip E. Beekman(1).................  70    Director
Harold F. Compton(1)(2)(3)...........  54    Director
Morton E. Handel(1)(3)...............  68    Director
Stanley P. Goldstein(2)..............  67    Director

---------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Nominating Committee

     Mr. Axelrod has been our Chief Executive Officer since 1988 and was elected to the additional position of Chairman of our board of directors effective as of January 1997. Prior to joining us, Mr. Axelrod held various management positions at Bloomingdale's from 1976 to 1988 including: Buyer; Divisional Merchandise Manager; Vice President/Merchandise Manager; and Senior Vice President/ General Merchandise Manager. Mr. Axelrod earned his B.S. from Lehigh University and his M.B.A. from New York University.

     Mr. Silverstein joined us in 1992 as Vice President, General Merchandise Manager, was promoted to Senior Vice President, General Merchandise Manager in 1993, was promoted to Executive Vice President, Chief Merchandising Officer in 1998 and was promoted to President in 2001. Prior to joining us, Mr. Silverstein held various management positions at Bloomingdale's from 1985 to 1992 including Merchandise Vice President of Home Textiles. He received his B.A. from Cornell University and his M.B.A. from Wharton Business School.

     Ms. Schlaepfer joined us in 2001 as Executive Vice President and Chief Merchandising Officer. Prior to joining us, Ms. Schlaepfer held various management positions at Warner Bros. from 1994 to 2001 including: Vice President of Home, Accessories and Gallery; Senior Vice President of Hard Goods; and Executive Vice President of Merchandising. Prior to joining Warner Bros. in 1994, Ms. Schlaepfer held several positions at Macy's including Vice President of Merchandising in Private Label Home Furnishings. Ms. Schlaepfer earned her B.A. from Queens College C.U.N.Y. and her M.B.A. from New York University.

     Mr. Giles joined us in 1991 as Assistant Controller, was promoted to Vice President, Finance and Controller in 1994, was promoted to Vice President, Chief Financial Officer in 1997 and was promoted to Senior Vice President, Chief Financial Officer in 2000. From 1981 to 1990, Mr. Giles was with Price Waterhouse LLP. From 1990 to 1991, Mr. Giles held the position of Director of Financial Reporting with Melville Corporation. Mr. Giles is a certified public accountant and member of the American Institute of Certified Public Accountants. He graduated from Alfred University with a B.A. in Accounting and Management.

     Mr. Silva joined us in 1995 as Vice President, Human Resources, was promoted to Senior Vice President, Human Resources and Corporate Secretary in 1997 and most recently, assumed the role of

Senior Vice President, Human Resources and Administration and Corporate Secretary in 2002. Mr. Silva was Assistant Vice President, Human Resources at The Guardian, an insurance and financial services company, from 1986 to 1995. He holds an M.A. in Organizational Development from Columbia University and an M.S. in Human Resources Management from New York Institute of Technology. Mr. Silva received his B.A. from St. John's University.

     Mr. Beekman has been a director since 1997. Mr. Beekman is President of Owl Hollow Enterprises, Inc., a consulting and investment company. From 1986 to 1994, Mr. Beekman was Chairman of the Board and CEO of Hook SupeRx, Inc., a retail drug store chain. Prior to that he was President and Chief Operating Officer of Seagram Company Limited. Mr. Beekman is also a director of General Chemical Group, Inc., Kendle International Inc., Panavision, Inc. and Sunbeam Corporation.

     Mr. Compton has been a director since 1998. Mr. Compton is President and Chief Executive Officer of CompUSA Inc. Mr. Compton joined CompUSA in 1994 as Executive Vice President-Operations, becoming Executive Vice President and Chief Operating Officer in 1995 and President of CompUSA Stores in 1996.

     Mr. Handel has been a director since 2000. He has served as Chairman of the Board of Marvel Enterprises Inc. since 1999. From 1997 to 2001, Mr. Handel was President, CEO and a director of Ranger Industries, Inc., formerly Coleco Industries, Inc. Between 1974 and 1990 Mr. Handel held various executive management positions at Coleco Industries, Inc. including Chairman and CEO. Mr. Handel is also a director of Concurrent Computer Corp and a regent of the University of Hartford.

     Mr. Goldstein has been a director since 1996. Mr. Goldstein was Chairman of the Board of CVS Corporation, formerly Melville Corporation, until he retired in 1999, and prior to May 1998 was Chairman of the Board and CEO of CVS Corporation. Mr. Goldstein co-founded Consumer Value Stores, a retail drug chain, in 1963. Mr. Goldstein is also a director of CVS Corporation and Footstar, Inc. Mr. Goldstein is also on the Board of Overseers of The Wharton School of the University of Pennsylvania.

THE BOARD OF DIRECTORS

     Our board of directors currently consists of five members and is divided into three classes of approximately equal size. Directors are generally elected for three year terms on a staggered term basis, so that each year the term of office of one class will expire and the terms of office of the other classes will extend for additional periods of one and two years respectively.

BOARD COMMITTEES

     We currently have an Audit Committee, a Compensation Committee and a Nominating Committee.

     The Audit Committee functions as a communication point among non-Audit Committee directors, internal auditors, the independent auditors and our management as their duties relate to financial accounting, reporting and internal controls. The Audit Committee assists our board of directors in fulfilling its responsibility with respect to accounting policies, internal controls, financial and operating controls, standards of corporate conduct and performance, reporting practices and sufficiency of auditing. The members of the Audit Committee are Philip E. Beekman (Chairman), Harold F. Compton and Morton
E. Handel.

     The Compensation Committee determines and administers compensation for our senior officers and other key members of our management, including salary and incentive based plans. The members of the Compensation Committee are Stanley P. Goldstein (Chairman) and Harold F. Compton.

     The Nominating Committee considers and determines suitable nominees to our board of directors. The members of the Nominating Committee are Harold F. Compton (Chairman) and Morton E. Handel.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of April 30, 2002 and as adjusted to reflect the sale of common stock in this offering by:

     - each person or entity known to us that beneficially owns more than 5% of our common stock;

     - each of our executive officers;

     - each member of our board of directors; and

     - all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership held by that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after April 30, 2002 are deemed outstanding, while these shares are not deemed outstanding for computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The address for each director and executive officer is c/o Linens 'n Things, Inc., 6 Brighton Road, Clifton, New Jersey 07015.

     The percentages of common stock beneficially owned disclosed below are based on 40,711,868 shares of our common stock outstanding as of April 30, 2002 and 44,011,868 shares of our common stock outstanding following this offering.

                                                        SHARES BENEFICIALLY OWNED
                                              ----------------------------------------------
                                                           PERCENT OWNED        PERCENT
                                                           PRIOR TO THIS    OWNED AFTER THIS
NAME                                           NUMBER        OFFERING           OFFERING
----                                          ---------    -------------    ----------------
5% STOCKHOLDERS:
FMR Corp.(1)................................  4,311,400        10.6%              9.8%
PRIMECAP Management Company(2)..............  4,149,000        10.2               9.4
Wachovia Corporation(3).....................  3,005,618         7.4               6.8
Putnam Investments, Inc.(4).................  2,512,753         6.2               5.7
Vanguard Horizon Funds -- Vanguard Capital
  Opportunity Fund(5).......................  2,300,000         5.7               5.2
Citigroup Inc.(6)...........................  2,121,328         5.2               4.8
American Express Company(7).................  2,101,256         5.2               4.8

DIRECTORS AND EXECUTIVE OFFICERS:
Norman Axelrod(8)(9)........................    648,300         1.6               1.5
Steven B. Silverstein(8)(10)................    197,595           *                 *
William T. Giles(8).........................     92,541           *                 *
Brian D. Silva(8)...........................     47,459           *                 *
Stanley P. Goldstein(8).....................     37,208           *                 *
Phillip E. Beekman(8).......................     30,408           *                 *
Harold F. Compton(8)........................     15,362           *                 *
Morton E. Handel(8).........................      6,129           *                 *
Audrey Schlaepfer...........................         --           *                 *
All directors and executive officers as a
  group.....................................  1,075,002         2.6%              2.4%

---------------
  *  Less than 1% of the outstanding shares of common stock

 (1) Pursuant to an amended Schedule 13G dated February 14, 2002, FMR Corp. has sole voting power with respect to 41,800 shares, and sole dispositive power with respect to 4,311,400 shares. Edward C.

     Johnson 3d and Abigail P. Johnson have sole dispositive power with respect to 4,311,400 shares. The address for FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson is 82 Devonshire Street, Boston, Massachusetts 02109.

 (2) Pursuant to an amended Schedule 13G dated November 30, 2001, PRIMECAP Management Company has sole voting power with respect to 1,849,000 shares, and sole dispositive power with respect to 4,149,000 shares. The address for PRIMECAP Management Company is 225 South Lake Avenue #400, Pasadena, California 91101.

 (3) Pursuant to a Schedule 13G dated February 13, 2002, Wachovia Corporation has sole voting power with respect to 2,946,171 shares, sole dispositive power with respect to 2,714,304 shares, shared voting power with respect to 12,885 shares, and shared dispositive power with respect to 277,228 shares. The address for Wachovia Corporation is One Wachovia Center, Charlotte, North Carolina 28288.

 (4) Pursuant to an amended Schedule 13G dated October 9, 2000, Putnam Investments, Inc. has shared voting power with respect to 173,800 shares and shared dispositive power with respect to 2,512,753 shares; Putnam Investment Management, Inc. has shared dispositive power with respect to 1,808,800 shares; and The Putnam Advisory Company, Inc. has shared voting power with respect to 173,800 shares and shared dispositive power with respect to 703,953 shares. The address for Putnam Investments, Inc., Putnam Investment Management, Inc. and The Putnam Advisory Company, Inc. is One Post Office Square, Boston, Massachusetts 02109.

 (5) Pursuant to an amended Schedule 13G dated February 12, 2002, Vanguard Horizon Funds -- Vanguard Capital Opportunity Fund has sole voting power and shared dispositive power with respect to 2,300,000 shares. The address for Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

 (6) Pursuant to an amended Schedule 13G dated January 23, 2002, Salomon Brothers Holding Company Inc. has shared voting power and shared dispositive power with respect to 2,060,228 shares; Salomon Smith Barney Holdings Inc. has shared voting power and shared dispositive power with respect to 2,062,218 shares; and Citigroup Inc. has shared voting power and shared dispositive power with respect to 2,121,328 shares. The address for Salomon Brothers Holding Company Inc. and Salomon Smith Barney Holdings Inc. is 388 Greenwich Street, New York, New York 10013. The address for Citigroup is 399 Park Avenue, New York, New York 10043.

 (7) Pursuant to a Schedule 13G dated December 31, 1999, American Express Company and the American Express Financial Corporation each has shared voting power and shared dispositive power with respect to 2,101,256 shares. The address for American Express Company is American Express Tower, 200 Vesey Street, New York, New York 10285 and the address for American Express Financial Corporation is IDS Tower 10, Minneapolis, Minnesota 55440.

 (8) Includes shares subject to stock options that were exercisable as of April 30, 2002 or that will become exercisable within 60 days thereafter, as follows: Mr. Axelrod, 432,674; Mr. Beekman, 21,400; Mr. Goldstein, 21,400; Mr. Compton, 12,000; Mr. Handel, 4,667; Mr. Silverstein, 128,966; Mr. Giles, 61,680; and Mr. Silva, 14,585; and all directors and executive officers as a group, 697,372. Also includes shares held in trust pursuant to long-term incentive plan deferred stock awards, as follows: Mr. Axelrod, 38,077 shares; Mr. Silverstein, 17,278 shares; Mr. Giles, 10,009 shares; and Mr. Silva, 8,970 shares.

 (9) Includes 400 shares held by Mr. Axelrod's minor children, as to which shares Mr. Axelrod disclaims beneficial ownership.

(10) Includes 800 shares held by Mr. Silverstein's minor children, as to which shares Mr. Silverstein disclaims beneficial ownership.

                          DESCRIPTION OF CAPITAL STOCK

     The following description is a summary of the terms of our capital stock. This description is not complete and is subject to the applicable provisions of Delaware law and our certificate of incorporation and bylaws.

GENERAL

     Our authorized capital stock consists of 135,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.01 per share.

     As of April 30, 2002, there were 40,711,868 shares of our common stock issued and outstanding and there were no shares of preferred stock outstanding. All outstanding shares of common stock are, and those issued in this offering will be, validly issued, fully paid and nonassessable. As of April 30, 2002, we held 249,196 shares of our common stock in treasury.

     As of April 30, 2002, 8,716,707 shares of our common stock were reserved for issuance pursuant to outstanding stock options and existing benefit plans.

     The transfer agent for our common stock is EquiServe Trust Company, N.A. EquiServe's principal executive offices are located at P.O. Box 43010, Providence, Rhode Island 02940-3010.

COMMON STOCK

     Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There are no cumulative voting rights for the election of our directors. Under Delaware law, the approval of the holders of a majority of all outstanding stock is required to effect a merger of us, the disposition of all or substantially all of our assets or for certain other actions. Our certificate of incorporation prohibits removal of directors by the stockholders, except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding voting securities voting as a class.

     Our certificate of incorporation prohibits the taking of stockholder action by written consent in lieu of a meeting, and generally permits special meetings of stockholders to be called only by our board of directors, our Chairman of the Board, President or Secretary. The affirmative vote of 80% of the total voting power of all outstanding securities voting as a class is required to amend any provision of our certificate of incorporation, other than those provisions relating to our name, registered agent, purpose or authorized stock.

     Upon our liquidation or dissolution, the holders of our common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Subject to the preferential rights of holders of any outstanding shares of preferred stock, the holders of common stock are entitled to share ratably in any dividends, declared and paid by our board of directors out of legally available funds. Holders of common stock have no conversion, sinking fund, redemption, preemptive or subscription rights. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

PREFERRED STOCK

     Our board of directors has the authority, subject to any limitations prescribed by law, to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by our stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. We have never issued any preferred stock and we have no current plans to issue preferred stock.

DELAWARE LAW

     We are subject to the "business combination" provisions contained in
Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the board of directors prior to the date the "interested stockholder" obtained such status,
(ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" had owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

                        SHARES ELIGIBLE FOR FUTURE SALE

     We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

     Upon the completion of this offering, we will have outstanding 44,011,868 shares of our common stock, assuming no exercise of outstanding options and no exercise of the underwriters' over-allotment option. We have reserved 8,716,707 shares of common stock for issuance upon exercise of options granted or to be granted under our stock option plans and existing benefit plans for employees and directors, of which options to purchase 4,365,603 shares are outstanding, net of cancellations. The grant of options to purchase shares of common stock under our stock option plans is conditional on our having available a sufficient number of shares of capital stock authorized for issuance.

     The 3,300,000 shares to be sold in this offering, plus any shares sold upon exercise of the underwriters' over-allotment option and any shares of our common stock purchased under our stock option plans, will be freely tradable without restriction or further registration under the Securities Act, unless purchased in this offering by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate of ours, including shares acquired upon exercise of stock options, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act, pursuant to which the affiliate will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

     - 1% of our then outstanding shares of the common stock, or approximately 407,119 shares, as of April 30, 2002; or

     - the average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a notice of the sale on Form 144 with the SEC.

Sales pursuant to Rule 144 are subject to requirements relating to the manner of sale, notice and availability of public information about us.

     We have filed registration statements on Form S-8 under the Securities Act to register approximately 11,559,618 shares of common stock issuable under our stock plans. Shares issued under our stock plans pursuant to those registration statements are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and to lock-up agreements described below.

     Our directors, executive officers and certain other officers have entered into the lock-up agreements described in "Underwriting."

           MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
                              FOR NON-U.S. HOLDERS

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that acquires our common stock pursuant to this offering. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

     - an individual who is a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

     - an estate whose income is subject to U.S. federal income taxation regardless of its source; or

     - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

     An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

     This discussion does not consider:

     - U.S. state or local or non-U.S. tax consequences;

     - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

     - the tax consequences for the stockholders, partners, or beneficiaries of a non-U.S. holder;

     - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, certain former citizens or former long-term residents of the United States, broker-dealers, and traders in securities; or

     - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment.

     The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as in effect as of the date hereof, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of Section 1221 of the Code.

     EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK.

DISTRIBUTIONS ON COMMON STOCK

     We do not anticipate paying dividends on our common stock in the foreseeable future. See "Dividend Policy" above. In the event, however, that we make cash distributions on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

     Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate:

     - a non-U.S. holder that claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements;

     - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

     - in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

     - look-through rules will apply for tiered partnerships, foreign simple trusts, and foreign grantor trusts.

     A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. federal income tax law and the certification requirements applicable to it.

     A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service (the "IRS").

     Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates and in the manner applicable to U.S. persons. In such cases, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

     - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

     - the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements. In such case, the non-U.S. holder will be subject to a flat 30% tax on its net gain, if any, from the sale or other disposition of all such non-U.S. holder's capital assets sold or otherwise disposed of during the taxable year; or

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the fair market value of: (i) its United States real property interests, (ii) its interests in real property located outside the United States, and (iii) any other of its assets that are used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, actually or constructively, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was "regularly traded on an established securities market within the meaning of Section 897(c)(3) of the Code." We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes. However, if we are or were to become a "U.S. real property holding corporation" for U.S. federal income tax purposes and a non-U.S. holder owned directly or indirectly more than 5% of our common stock during the period described above or our common stock is not "regularly traded on an established securities market," then such non-U.S. holder would generally be subject to a U.S. federal income tax as though the non-U.S. holder was engaged in a business in the United States and the gain or loss was effectively connected with this business.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

     Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with the applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 30%).

     The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS, but will not be subject to backup withholding, unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.

     THE FOREGOING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated June 17, 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................  2,029,500
Lehman Brothers Inc. .......................................    330,000
Robertson Stephens, Inc. ...................................    297,000
SunTrust Capital Markets, Inc. .............................    198,000
BNY Capital Markets, Inc. ..................................    198,000
First Union Securities, Inc. ...............................    198,000
NatCity Investments, Inc. ..................................     49,500
                                                              ---------
     Total..................................................  3,300,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 495,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $1.00 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay:

                                          PER SHARE                             TOTAL
                               --------------------------------    --------------------------------
                                  WITHOUT             WITH            WITHOUT             WITH
                               OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                               --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions paid by us.....      $1.65             $1.65           $5,445,000        $6,261,750
Expenses payable by us.......      $0.12             $0.10           $  380,000        $  380,000

     Because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8).

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     Our directors, executive officers and certain other officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     Certain of the underwriters or their affiliates have provided from time to time, and may in the future provide, investment banking, lending, financial advisory and other related services for us. They have received customary fees and commissions for these transactions. Fleet National Bank, an affiliate of Robertson Stephens, Inc. is administrative agent under our credit facility. The Bank of New York, an affiliate of BNY Capital Markets, Inc. is syndication agent under our credit facility. In addition, affiliates of Credit Suisse First Boston Corporation and SunTrust Capital Markets, Inc. are expected to become lenders under our credit facility pursuant to the proposed amendment to the facility.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering, or selling group members, if any, who may participate in this offering. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian purchasers are advised to seek legal advice prior to any resale of our common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

RELATIONSHIP WITH AFFILIATES OF CERTAIN UNDERWRITERS

     We are in compliance with the terms of our credit facility with affiliates of Robertson Stephens, Inc. and BNY Capital Markets, Inc. The decision of Robertson Stephens, Inc. and BNY Capital Markets, Inc. to distribute our shares of common stock was not influenced by their respective affiliates that are our lenders and those affiliates had no involvement in determining whether or when to distribute our shares of common stock under this offering or the terms of this offering. Robertson Stephens, Inc. and BNY Capital Markets, Inc. will not receive any benefit from this offering other than their share of the underwriting discounts and commissions paid by us.

                                 LEGAL MATTERS

     The validity of the common stock will be passed upon for us by Pitney, Hardin, Kipp & Szuch LLP, Morristown, New Jersey. Certain legal matters regarding the common stock will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     Our consolidated balance sheets as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 29, 2001, have been included and incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information as of and for the thirteen weeks ended March 30, 2002 and March 31, 2001, included and incorporated by reference herein, the independent accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

           Public Reference Room                          Midwest Regional Office
           450 Fifth Street, N.W.                         500 West Madison Street
                 Room 1024                                       Suite 1400
            Washington, DC 20549                          Chicago, Illinois 60661

     You may also obtain copies of this information at prescribed rates by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

     You can also inspect reports, proxy statements and other information about our company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to our registration statement and the exhibits and schedules filed as a part of the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

     The SEC allows us to "incorporate by reference" information we file with the SEC into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately by us with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included in subsequent incorporated documents or by information that is included directly in this prospectus.

     This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about us and our financial condition.

     - Our Annual Report on Form 10-K for the fiscal year ended December 29,
       2001.

     - Our Quarterly Report on Form 10-Q for the thirteen-weeks ended March 30, 2002.

     - Our Current Report on Form 8-K filed March 26, 2002.

     - Our Current Report on Form 8-K filed June 17, 2002.

     We incorporate by reference additional documents that we may file with the SEC between the date of this prospectus and the date of the termination of this offering pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

     You may request a copy of these filings at no cost, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                             Linens 'n Things, Inc.
                                6 Brighton Road
                           Clifton, New Jersey 07015
                                 (973) 778-1300
                         Attention: Investor Relations

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                             LINENS 'N THINGS, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF LINENS 'N THINGS, INC. AND SUBSIDIARIES FOR THE THREE YEARS ENDED DECEMBER 29, 2001, DECEMBER 30, 2000, JANUARY 1, 2000

Independent Auditors' Report................................   F-2
Consolidated Statements of Operations.......................   F-3
Consolidated Balance Sheets.................................   F-4
Consolidated Statements of Shareholders' Equity.............   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF LINENS 'N THINGS, INC. AND SUBSIDIARIES FOR THE THIRTEEN WEEKS ENDED MARCH 30, 2002 AND MARCH 31, 2001

Independent Auditors' Review Report.........................  F-21
Consolidated Statements of Operations.......................  F-22
Consolidated Balance Sheets.................................  F-23
Consolidated Statements of Cash Flows.......................  F-24
Notes to Consolidated Financial Statements..................  F-25

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Linens 'n Things, Inc.

     We have audited the accompanying consolidated balance sheets of Linens 'n Things, Inc. and Subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linens 'n Things, Inc. and Subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.

                                          KPMG LLP

New York, New York
January 30, 2002

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            DECEMBER 29, 2001, DECEMBER 30, 2000 AND JANUARY 1, 2000

                                                                    FISCAL YEAR ENDED
                                                        ------------------------------------------
                                                        DECEMBER 29,    DECEMBER 30,    JANUARY 1,
                                                            2001            2000           2000
                                                        ------------    ------------    ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NET SALES.............................................   $1,823,803      $1,572,576     $1,300,632
Cost of sales, including buying and distribution
  costs...............................................    1,081,259         929,305        772,453
                                                         ----------      ----------     ----------
GROSS PROFIT..........................................      742,544         643,271        528,179
Selling, general and administrative expenses..........      652,058         536,179        443,627
Restructuring and asset impairment charge.............       34,006              --             --
Litigation charge.....................................        4,000              --             --
                                                         ----------      ----------     ----------
OPERATING PROFIT......................................       52,480         107,092         84,552
Interest income.......................................          (27)           (198)          (368)
Interest expense......................................        3,897           2,139            411
                                                         ----------      ----------     ----------
Interest expense, net.................................        3,870           1,941             43
                                                         ----------      ----------     ----------
Income before income taxes............................       48,610         105,151         84,509
Provision for income taxes............................       18,861          40,214         32,457
                                                         ----------      ----------     ----------
NET INCOME............................................   $   29,749      $   64,937     $   52,052
                                                         ==========      ==========     ==========
Per share of common stock:
  Basic
     Net income.......................................   $     0.73      $     1.63     $     1.32
     Weighted-average shares outstanding..............       40,508          39,785         39,339
  Diluted
     Net income.......................................   $     0.72      $     1.60     $     1.27
     Weighted-average shares outstanding..............       41,193          40,712         40,907

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    DECEMBER 29, 2001 AND DECEMBER 30, 2000

                                                              DECEMBER 29,   DECEMBER 30,
                                                                  2001           2000
                                                              ------------   ------------
                                                                    (IN THOUSANDS,
                                                                 EXCEPT SHARE AMOUNTS)
ASSETS
  CURRENT ASSETS:
     Cash and cash equivalents..............................    $ 15,437       $ 38,524
     Accounts receivable....................................      40,835         31,508
     Inventories............................................     492,307        437,258
     Prepaid expenses and other current assets..............      15,691         13,233
     Current deferred taxes.................................      23,524         12,127
                                                                --------       --------
  TOTAL CURRENT ASSETS......................................     587,794        532,650
     Property and equipment, net............................     312,403        262,409
     Goodwill, net of accumulated amortization of $9,064 at
      December 29, 2001 and $8,214 at December 30, 2000.....      18,126         18,977
     Deferred charges and other non-current assets, net.....       9,116          7,521
                                                                --------       --------
  TOTAL ASSETS..............................................    $927,439       $821,557
                                                                ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT LIABILITIES:
     Accounts payable.......................................    $180,840       $183,473
     Accrued expenses and other current liabilities.........     149,201        118,580
     Short-term borrowings..................................      29,675          3,903
                                                                --------       --------
  TOTAL CURRENT LIABILITIES.................................     359,716        305,956
     Deferred income taxes and other long-term
      liabilities...........................................      69,508         56,607
  SHAREHOLDERS' EQUITY:
     Preferred stock, $0.01 par value; 1,000,000 shares
      authorized; none issued and outstanding...............          --             --
     Common stock, $0.01 par value; 135,000,000 shares
      authorized; 40,872,008 shares issued and 40,624,374
      shares outstanding at December 29, 2001; 40,173,441
      shares issued and 40,059,126 shares outstanding at
      December 30, 2000.....................................         409            402
     Additional paid-in capital.............................     245,234        231,547
     Retained earnings......................................     259,935        230,186
     Accumulated other comprehensive (loss) income..........        (417)           289
     Treasury stock, at cost; 247,634 shares at December 29,
      2001 and 114,315 shares at December 30, 2000..........      (6,946)        (3,430)
                                                                --------       --------
  TOTAL SHAREHOLDERS' EQUITY................................     498,215        458,994
                                                                --------       --------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................    $927,439       $821,557
                                                                ========       ========

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
  FOR THE YEARS ENDED DECEMBER 29, 2001, DECEMBER 30, 2000 AND JANUARY 1, 2000

                                                                              FOREIGN
                                 COMMON STOCK       ADDITIONAL               CURRENCY
                              -------------------    PAID-IN     RETAINED   TRANSLATION   TREASURY
                                SHARES     AMOUNT    CAPITAL     EARNINGS   ADJUSTMENTS    STOCK      TOTAL
                              ----------   ------   ----------   --------   -----------   --------   --------
                                                  (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
BALANCE AT DECEMBER 31,
  1998......................  39,037,948    $391     $211,378    $113,197      $  --      $(1,390)   $323,576
Net income..................          --      --           --      52,052         --           --      52,052
Common stock issued under
  stock incentive plans.....     463,978       5        9,373          --         --           --       9,378
Purchase of treasury
  stock.....................     (23,144)     --           --          --         --       (1,044)     (1,044)
                              ----------    ----     --------    --------      -----      -------    --------
BALANCE AT JANUARY 1,
  2000......................  39,478,782     396      220,751     165,249         --       (2,434)    383,962
Net income..................          --      --           --      64,937         --           --      64,937
Currency translation
  adjustment................          --      --           --          --        289           --         289
                                                                                                     --------
Comprehensive earnings......                                                                           65,226
Common stock issued under
  stock incentive plans.....     618,182       6       10,796          --         --           --      10,802
Purchase of treasury
  stock.....................     (37,838)     --           --          --         --         (996)       (996)
                              ----------    ----     --------    --------      -----      -------    --------
BALANCE AT DECEMBER 30,
  2000......................  40,059,126     402      231,547     230,186        289       (3,430)    458,994
Net income..................          --      --           --      29,749         --           --      29,749
Currency translation
  adjustment................          --      --           --          --       (706)          --        (706)
                                                                                                     --------
Comprehensive earnings......                                                                           29,043
Common stock issued under
  stock incentive plans.....     698,567       7       13,687          --         --           --      13,694
Purchase of treasury
  stock.....................    (133,319)     --           --          --         --       (3,516)     (3,516)
                              ----------    ----     --------    --------      -----      -------    --------
BALANCE AT DECEMBER 29,
  2001......................  40,624,374    $409     $245,234    $259,935      $(417)     $(6,946)   $498,215
                              ==========    ====     ========    ========      =====      =======    ========

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
  FOR THE YEARS ENDED DECEMBER 29, 2001, DECEMBER 30, 2000 AND JANUARY 1, 2000

                                                                       FISCAL YEAR ENDED
                                                            ----------------------------------------
                                                            DECEMBER 29,   DECEMBER 30,   JANUARY 1,
                                                                2001           2000          2000
                                                            ------------   ------------   ----------
                                                                         (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..............................................   $  29,749       $ 64,937      $ 52,052
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization........................      40,113         32,432        26,521
     Deferred income taxes................................      (6,025)         5,075         3,784
     Loss on disposal of assets...........................       1,335            807           868
     Federal tax benefit from common stock issued under
       stock incentive plans..............................       3,671          4,480         4,669
     Restructuring and asset impairment charge............      37,837             --            --
     Changes in assets and liabilities:
       (Increase) decrease in accounts receivable.........      (9,364)       (10,663)        1,978
       Increase in inventories............................     (59,720)       (94,450)      (71,292)
       Increase in prepaid expenses and other current
          assets..........................................      (1,532)        (2,470)       (1,551)
       Increase in deferred charges and other non-current
          assets..........................................      (2,060)        (2,489)       (1,062)
       (Decrease) increase in accounts payable............      (2,510)        38,556        29,130
       Increase in accrued expenses and other
          liabilities.....................................      12,764         17,904        24,480
                                                             ---------       --------      --------
NET CASH PROVIDED BY OPERATING ACTIVITIES.................      44,258         54,119        69,577
                                                             ---------       --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment.....................    (100,028)       (70,405)      (70,129)
                                                             ---------       --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from common stock issued under stock incentive
     plans................................................      10,023          6,322         4,709
  Purchase of treasury stock..............................      (3,516)          (996)       (1,044)
  Increase in short-term borrowings.......................      26,182          3,857            --
                                                             ---------       --------      --------
NET CASH PROVIDED BY FINANCING ACTIVITIES.................      32,689          9,183         3,665
                                                             ---------       --------      --------
Effect of exchange rate changes on cash and cash
  equivalents.............................................          (6)          (124)           --
Net (decrease) increase in cash and cash equivalents......     (23,087)        (7,227)        3,113
Cash and cash equivalents at beginning of year............      38,524         45,751        42,638
                                                             ---------       --------      --------
CASH AND CASH EQUIVALENTS AT END OF YEAR..................   $  15,437       $ 38,524      $ 45,751
                                                             =========       ========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
CASH PAID DURING THE YEAR FOR:
  Interest (net of amounts capitalized)...................   $   4,059       $  2,500      $    747
  Income taxes............................................   $  23,514       $ 25,102      $ 20,889

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 2001, DECEMBER 30, 2000 AND JANUARY 1, 2000

1. BUSINESS

     Linens 'n Things, Inc. and its subsidiaries (collectively the "Company") operate in one segment, the retail industry, and had 343 stores in 43 states across the United States and four Provinces in Canada as of the fiscal year ended December 29, 2001. The Company's stores emphasize a broad assortment of home textiles, housewares and home accessories, carrying both national brand and private label goods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include those of Linens 'n Things, Inc. and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

  Fiscal Periods

     The Company utilizes a 52/53-week period ending on the Saturday nearest the last day of December. Accordingly, fiscal 2001, 2000 and 1999 were 52-week periods, which ended on December 29, 2001, December 30, 2000 and January 1, 2000, respectively.

  Revenue Recognition

     The Company recognizes revenue at the time of sale of merchandise to its customers. Provisions for estimated future sales returns when material are recorded in the period that the related sales are recorded. The Company determines the amount of provision based on historical information. Sales discounts, coupons and other similar incentives are recorded as a reduction of sales revenue in the period when the related sales are recorded.

  Inventories

     Inventories consist of finished goods merchandise purchased from domestic and foreign vendors and are carried at the lower of cost or market; cost is determined by the retail inventory method of accounting. Amounts are removed from inventory at the average cost method.

  Deferred Rent

     The Company accrues for scheduled rent increases contained in its leases on a straight-line basis over the non-cancelable lease term.

  Store Opening and Closing Costs

     New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the remaining lease obligation, less anticipated sublease rental income and asset impairment charges related to improvements and fixtures and other miscellaneous closing costs is provided for in the period in which management determines to close a store.

     For fiscal 2001, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million related to the accelerated closing of 17 under-performing stores (see Note 3 to the Consolidated Financial Statements). For fiscal 2000 and 1999, all expenditures related to store closings had been made and therefore, there were no reserves for store closings at the end of fiscal 2000 or 1999.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

  Financial Instruments

     Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying values which approximate fair value due to the short-term nature of these instruments. The carrying value of the Company's borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

  Cash and Cash Equivalents

     Cash equivalents are considered, in general, to be those securities with maturities of three months or less when purchased.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (40 years for buildings and 5 to 15 years for furniture, fixtures and equipment). Capitalized software costs are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years, beginning in the year placed in service. Leasehold improvements are amortized over the shorter of the related lease term or the economic lives of the related assets.

     Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making the necessary adjustments to the asset and accumulated depreciation accounts of the items renewed or replaced.

  Impairment of Long-Lived Assets

     Long-lived assets, including fixed assets and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the undiscounted future cash flows to result from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value would generally be determined by market value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  Deferred Charges

     Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

  Goodwill

     Prior to fiscal 2002, the excess of acquisition costs over the fair value of net assets acquired was amortized on a straight-line basis over 32 years. Beginning in fiscal 2002, the Company will adopt SFAS No. 142, "Goodwill and Intangible Assets" which no longer permits the amortization of goodwill.

  Cost of Sales

     In addition to the cost of inventory sold, the Company includes its buying and distribution expenses in its cost of sales. Buying expenses include all direct and indirect costs to procure merchandise. Distribution expenses include the cost of operating the Company's distribution centers and freight expense related to transporting merchandise.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

  Advertising Costs

     The Company expenses the production costs of advertising at the commencement date of the advertisement. Advertising costs were $49.7 million, $39.6 million and $35.6 million for fiscal years 2001, 2000 and 1999, respectively.

  Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in statutory tax rates is recognized in income in the period that includes the enactment date.

  Stock-Based Compensation

     The Company grants stock options and restricted stock for a fixed number of shares to employees. The exercise prices of the stock options are equal to the fair market value of the underlying shares at the date of grant. The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company accounts for stock option grants and restricted stock grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the Company does not recognize compensation expense for stock option grants and amortizes restricted stock grants at fair market value over specified vesting periods.

  Earnings Per Share

     The Company presents earnings per share on a "basic" and "diluted" basis. Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding adjusted for dilutive common stock equivalents.

     The calculation of basic and diluted earnings per share ("EPS") for fiscal 2001, 2000 and 1999 is as follows (in thousands, except per share amounts):

                                                              FISCAL YEAR ENDED
                                                        -----------------------------
                                                         2001       2000       1999
                                                        -------    -------    -------
Net Income............................................  $29,749    $64,937    $52,052
                                                        =======    =======    =======
Average Shares Outstanding:
Basic.................................................   40,508     39,785     39,339
  Effect of outstanding stock options and restricted
     stock grants.....................................      685        927      1,568
                                                        -------    -------    -------
Diluted...............................................   41,193     40,712     40,907
                                                        =======    =======    =======
Earnings per share:
Basic.................................................  $  0.73    $  1.63    $  1.32
                                                        =======    =======    =======
Diluted...............................................  $  0.72    $  1.60    $  1.27
                                                        =======    =======    =======

     Options for which the exercise price was greater than the average market price of common shares as of the fiscal years ended 2001, 2000 and 1999 were not included in the computation of diluted earnings per

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
share. These consisted of options totaling 1,495,000 shares, 1,543,000 shares and 43,000 shares, respectively. Restricted stock grants excluded from the computation of diluted earnings per share due to the application of the treasury stock method were 13,000 shares, 20,000 shares and 3,000 shares for fiscal years ended 2001, 2000 and 1999, respectively.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts and timing of revenues and of expenses during the reporting period. The Company's management believes the following critical accounting policies, among others, involve significant estimates and judgments inherent in the preparation of the consolidated financial statements. The Company estimates future sales returns and, when material, records a provision in the period that the related sales are recorded based on historical information. Should actual returns differ from the Company's estimates, revisions to estimated sales return may be required. The Company records estimated inventory shrink expense based upon historical experience between the dates of physical inventories. Although inventory shrink rates have not fluctuated significantly over the past several years, should actual inventory shrink rates differ from the Company's estimates, revisions to inventory shrink expense may be required. The Company records estimated store closure costs in the period in which management determines to close a store. Such estimates may be subject to change should actual results differ.

  Reclassifications

     Certain reclassifications were made to the fiscal 2000 and 1999 consolidated financial statements in order to conform to the fiscal 2001 presentation.

3. RESTRUCTURING AND ASSET IMPAIRMENT CHARGE

     During the fourth quarter of fiscal 2001, the Company developed and committed to a strategic initiative designed to improve store performance and profitability. This initiative calls for the closing of 17 under-performing stores, which did not meet the Company's profit objectives. These 17 stores generated sales of approximately $70 million in fiscal 2001, or less than 4% of total sales. These stores are geographically dispersed and there are no concentrated market closings. The closing of these stores will enable the Company to redeploy its financial, human and infrastructure resources to more productive stores.

     In connection with this initiative, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) in the fourth quarter of fiscal 2001. Of the $37.8 million, $34.0 million is included in restructuring and asset impairment charge and $3.8 million is recorded in cost of sales. The estimated after-tax cash portion, which will be paid in cash, is approximately $15.2 million and the after-tax non-cash portion of the charge is approximately $8.5 million.

     A pre-tax reserve of $20.5 million was established for estimated lease commitments for stores to be closed. This reserve is included in accrued expenses. The reserve considers estimated sublease income. All of the stores were leased and as such, the Company will not be responsible for the disposal of property other than fixtures. A pre-tax reserve of $9.5 million has been recorded for fixed asset impairments for these stores. The fixed asset impairments represent fixtures and leasehold improvements. This charge was recorded as a reduction of property and equipment. Additionally, a pre-tax reserve of $4.0 million has been established for other estimated miscellaneous store closing costs. A pre-tax reserve of $3.8 million was recorded in cost of sales for estimated inventory markdowns below cost for the stores to be closed.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

4. ACCOUNTS RECEIVABLE

                                                              FISCAL YEAR ENDED
ACCOUNTS RECEIVABLE, CONSISTED                                ------------------
OF THE FOLLOWING (IN THOUSANDS):                               2001       2000
--------------------------------                              -------    -------
Credit card settlements due.................................  $16,839    $ 9,489
Due from landlords and vendors..............................   17,161     20,934
Other.......................................................    6,835      1,085
                                                              -------    -------
                                                              $40,835    $31,508
                                                              =======    =======

     Due to the short-term nature and probability of collection, no allowance for doubtful accounts was deemed necessary as of December 29, 2001 and December 30, 2000.

5. PROPERTY AND EQUIPMENT

                                                               FISCAL YEAR ENDED
PROPERTY AND EQUIPMENT CONSISTED                              --------------------
OF THE FOLLOWING (IN THOUSANDS):                                2001        2000
--------------------------------                              --------    --------
Land........................................................  $    430    $    430
Building....................................................     4,760       4,760
Furniture, fixtures and equipment...........................   345,917     283,608
Leasehold improvements......................................    96,154      83,480
Computer software...........................................    11,317       9,905
                                                              --------    --------
                                                               458,578     382,183
Less:
  Accumulated depreciation and amortization.................   146,175     119,774
                                                              --------    --------
                                                              $312,403    $262,409
                                                              ========    ========

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                               FISCAL YEAR ENDED
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES                --------------------
CONSISTED OF THE FOLLOWING (IN THOUSANDS):                      2001        2000
----------------------------------------------                --------    --------
Restructuring reserve.......................................  $ 24,501    $     --
Other taxes payable.........................................    24,296      18,383
Income taxes payable........................................    19,029      22,403
Salaries and employee benefits..............................    15,522      16,834
Other.......................................................    65,853      60,960
                                                              --------    --------
                                                              $149,201    $118,580
                                                              ========    ========

     Included in "other" are miscellaneous store operating and corporate office accrued expenses.

7. SHORT-TERM BORROWING ARRANGEMENTS

     The Company has available a $150 million senior revolving credit facility agreement (the "Credit Agreement") with third party institutional lenders, expiring October 20, 2003. The Credit Agreement also allows for up to $40 million in borrowings from additional lines of credit outside of the Credit Agreement. The Credit Agreement replaced the 1998 $90 million revolving line of credit, which allowed for up to $25 million in borrowings from additional lines of credit (the "1998 Credit Agreement"). Interest on all borrowings is determined based upon several alternative rates as stipulated in the Credit Agreement, including a fixed rate plus LIBOR based rate. The Credit Agreement contains certain financial covenants,

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
including those relating to the maintenance of a minimum tangible net worth, a minimum fixed charge coverage ratio, and a maximum leverage ratio. At the end of fiscal 2001, the Company was in compliance with the terms of the Credit Agreement. The Credit Agreement also contains a covenant that limits the amount of cash dividends, pursuant to which the amount of cash dividends may not exceed the sum of $50 million plus on a cumulative basis an amount equal to 50% of the consolidated net income for each fiscal quarter, commencing with the fiscal quarter ending September 30, 2000. The Company has never paid cash dividends. At various times throughout fiscal 2001 and 2000, the Company borrowed against the Credit Agreement and the 1998 Credit Agreement for seasonal working capital needs. At the end of fiscal 2001, the Company had $29.7 million of borrowings at a weighted average interest rate of 3.1%. At the end of fiscal 2000, the Company had $3.9 million of borrowings at a weighted average interest rate of 7.5%. In addition, as of December 29, 2001 and December 30, 2000, the Company had $21.6 million and $22.3 million, respectively, of letters of credit outstanding, which were primarily used for merchandise purchases. The Company is not obligated under any formal or informal compensating balance requirements.

8. DEFERRED INCOME TAXES AND OTHER LONG-TERM LIABILITIES

                                                              FISCAL YEAR ENDED
DEFERRED INCOME TAXES AND OTHER LONG-TERM LIABILITIES         ------------------
CONSISTED OF THE FOLLOWING (IN THOUSANDS):                     2001       2000
-----------------------------------------------------         -------    -------
Deferred income taxes.......................................  $35,555    $30,198
Deferred rent...............................................   23,336     18,988
Other.......................................................   10,617      7,421
                                                              -------    -------
                                                              $69,508    $56,607
                                                              =======    =======

9. LEASES

     The Company has non-cancelable operating leases, primarily for retail stores, which expire through 2022. The leases generally contain renewal options for periods ranging from 5 to 15 years and require the Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of gross sales. Net rental expense for all operating leases was as follows (in thousands):

                                                            FISCAL YEAR ENDED
                                                     --------------------------------
                                                       2001        2000        1999
                                                     --------    --------    --------
Minimum rentals....................................  $158,614    $126,286    $102,612
Contingent rentals.................................       184         151         212
                                                     --------    --------    --------
                                                      158,798     126,437     102,824
  Less: sublease rentals...........................     2,032       1,617       1,614
                                                     --------    --------    --------
                                                     $156,766    $124,820    $101,210
                                                     ========    ========    ========

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

     At fiscal year end 2001, the future minimum rental payments required under operating leases and the future minimum sublease rentals excluding lease obligations for closed stores and stores planned to be closed were as follows (in thousands):

FISCAL YEAR
-----------
2002........................................................  $  165,610
2003........................................................     163,471
2004........................................................     159,964
2005........................................................     156,534
2006........................................................     154,837
Thereafter..................................................   1,234,837
                                                              ----------
                                                              $2,035,253
                                                              ----------
Total future minimum sublease rentals.......................  $   25,267
                                                              ==========

     In addition, as of January 30, 2002, the Company had fully executed leases for 44 stores planned to open in fiscal 2002.

10. STOCK INCENTIVE PLANS

     The Company has adopted the 2000 Stock Award and Incentive Plan (the "2000 Plan") and the Broad-Based Equity Plan (collectively, the "Plans"). The 2000 Plan provides for the granting of options, restricted stock grants and other stock-based awards (collectively, "awards") to key employees and non-officer directors. The 2000 Plan replaces both the Company's 1996 Incentive Compensation Plan (the "1996 Plan") and the 1996 Non-Employee Directors' Stock Plan (the "Directors' Plan"). Therefore, no future awards will be made under the 1996 Plan and the Directors' Plan, although outstanding awards under the 1996 Plan and the Directors' Plan will continue to be in effect. Under the 2000 Plan, an aggregate of 2,000,000 shares (plus any shares under outstanding awards under the 1996 Plan and the Directors' Plan which become available for further grants) is available for issuance of awards. Under the Broad-Based Equity Plan a total of 4,000,000 shares are currently available for issuance of awards to regular full time employees (excluding all executive officers).

     Stock options under the Plans are granted with exercise prices at the fair market value of the underlying shares at the date of grant. The right to exercise options generally commences one to five years after the grant date, and in all events, the options expire ten years after the grant date. Restrictions on restricted stock grants lapse over vesting periods of up to five years. Restricted stock grants are considered outstanding as of the grant date for purposes of computing diluted EPS and are considered outstanding upon vesting for purposes of computing basic EPS.

     At fiscal year end 2001, 13,982 restricted stock grants were outstanding under the 1996 Plan and the Directors' Plan. During fiscal 2001, 121,577 restricted stock grants were released, no restricted stock grants were awarded and no restricted stock grants were canceled under the 1996 Plan and the Directors' Plan.

     At fiscal year end 2001, 113,134 restricted stock grants were outstanding under the 2000 Plan. During fiscal 2001, 12,660 restricted stock grants were released, 28,667 restricted stock grants were awarded and no restricted stock grants were canceled.

     At fiscal year end 2001, 2,145,581 stock options were outstanding under the 1996 Plan. During fiscal 2001, no stock options were granted, 471,787 stock options were exercised and 44,339 stock options were canceled, and 1,168,287 stock options were exercisable at fiscal year end 2001 under the 1996 Plan. At fiscal year end 2001, 54,800 stock options were outstanding under the Directors' Plan. During fiscal 2001,

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
no stock options were granted, no stock options were exercised and no stock options were canceled, and 48,800 stock options were exercisable at fiscal year end 2001 under the Directors' Plan.

     At fiscal year end 2001, 1,194,508 stock options were outstanding under the 2000 Plan. During fiscal 2001, 704,658 stock options were granted, no stock options were exercised and 1,150 stock options were canceled, and 125,750 stock options were exercisable at fiscal year end 2001 under the 2000 Plan.

     At fiscal year end 2001, 1,027,744 stock options were outstanding under the Broad-Based Equity Plan. During fiscal 2001, 506,921 stock options were granted, 2,387 stock options were exercised and 62,325 stock options were canceled, and 137,946 stock options were exercisable at fiscal year end 2001 under the Broad-Based Equity Plan.

     The following tables summarize information about stock option transactions for the Plans, the 1996 Plan and the Directors' Plan:

                                                                             WEIGHTED-
                                                               NUMBER         AVERAGE
                                                              OF SHARES    EXERCISE PRICE
                                                              ---------    --------------
BALANCE AT DECEMBER 31, 1998................................  2,981,833        $16.39
Options granted.............................................    785,450        $31.52
Options exercised...........................................    390,038        $10.10
Options canceled............................................     68,413        $18.48
                                                              ---------        ------
BALANCE AT JANUARY 1, 2000..................................  3,308,832        $20.71
                                                              ---------        ------
Options granted.............................................  1,097,060        $21.77
Options exercised...........................................    537,449        $10.13
Options canceled............................................     75,401        $27.18
                                                              ---------        ------
BALANCE AT DECEMBER 30, 2000................................  3,793,042        $22.43
                                                              ---------        ------
Options granted.............................................  1,211,579        $18.83
Options exercised...........................................    474,174        $ 9.17
Options canceled............................................    107,814        $25.22
                                                              ---------        ------
BALANCE AT DECEMBER 29, 2001................................  4,422,633        $22.91
                                                              ---------        ------
Options Exercisable as of:
  January 1, 2000...........................................  1,055,448        $12.25
  December 30, 2000.........................................  1,212,408        $14.35
  December 29, 2001.........................................  1,480,783        $21.08

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                                                             OPTIONS OUTSTANDING
                                                ---------------------------------------------
                                                                 WEIGHTED-
                                                                  AVERAGE
                                                OUTSTANDING      REMAINING
                                                   AS OF        CONTRACTUAL      WEIGHTED-
                                                DECEMBER 29,       LIFE           AVERAGE
RANGE OF EXERCISE PRICE                             2001        (IN YEARS)     EXERCISE PRICE
-----------------------                         ------------    -----------    --------------
$ 7.75 - $ 9.75...............................     250,184          4.9            $ 7.83
$ 9.76 - $14.62...............................       9,300          5.3            $12.16
$14.63 - $19.50...............................   1,561,123          8.7            $18.42
$19.51 - $24.37...............................   1,042,773          8.8            $21.55
$24.38 - $29.25...............................      79,709          6.2            $26.86
$29.26 - $34.12...............................   1,448,444          7.4            $30.83
$34.13 - $39.00...............................      10,350          7.9            $36.32
$39.01 - $43.87...............................      13,850          7.4            $39.82
$43.88 - $48.75...............................       6,900          7.3            $44.88
                                                 ---------          ---            ------
TOTAL.........................................   4,422,633          8.0            $22.91
                                                 =========          ===            ======

                          OPTIONS EXERCISABLE
                  ------------------------------------
                  OUTSTANDING AS OF
   RANGE OF         DECEMBER 29,      WEIGHTED-AVERAGE
EXERCISE PRICE          2001           EXERCISE PRICE
---------------   -----------------   ----------------
$ 7.75 - $ 9.75         250,184            $ 7.83
$ 9.76 - $14.62           9,300            $12.16
$14.63 - $19.50         454,239            $17.44
$19.51 - $24.37         253,221            $21.44
$24.38 - $29.25          41,609            $26.36
$29.26 - $34.12         455,481            $30.76
$34.13 - $39.00           4,750            $36.74
$39.01 - $43.87           7,500            $39.80
$43.88 - $48.75           4,499            $44.87
                      ---------            ------
          TOTAL       1,480,783            $21.08
                      =========            ======

     The fair value of each stock option grant and restricted stock grant is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions for grants:

                                                               FISCAL YEAR ENDED
                                                              --------------------
                                                              2001    2000    1999
                                                              ----    ----    ----
Expected life (years).......................................   8.0     6.0     4.5
Expected volatility.........................................  49.9%   55.0%   45.0%
Risk-free interest rate.....................................   3.5%    5.1%    6.2%
Expected dividend yield.....................................   0.0%    0.0%    0.0%

     The weighted-average fair value of options granted as of December 29, 2001, December 30, 2000 and January 1, 2000 was $13.85, $14.39 and $12.10,
respectively. The weighted-average fair value of restricted stock granted as of December 29, 2001, December 30, 2000 and January 1, 2000 was $15.04, $14.47 and
$13.19, respectively.

     The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized in connection with stock

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
options under these plans in the accompanying consolidated financial statements. The compensation cost that has been charged against income for its restricted stock grants was $3.6 million, $3.4 million and $2.0 million for fiscal years 2001, 2000 and 1999, respectively. Set forth below are the Company's net income and net income per share presented "as reported" and as if compensation cost had been recognized in accordance with the provisions of SFAS No. 123:

                                                                 FISCAL YEAR ENDED
                                                              -----------------------
                                                              2001     2000     1999
                                                              -----    -----    -----
                                                               (IN MILLIONS, EXCEPT
                                                                  PER SHARE DATA)
NET INCOME:
  As reported...............................................  $29.7    $64.9    $52.1
  Pro forma.................................................  $23.3    $59.8    $49.3
NET INCOME PER SHARE OF COMMON STOCK:
  Basic:
     As reported............................................  $0.73    $1.63    $1.32
     Pro forma..............................................  $0.58    $1.50    $1.25
  Diluted:
     As reported............................................  $0.72    $1.60    $1.27
     Pro forma..............................................  $0.57    $1.47    $1.20

     The effects of applying SFAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts.

11. EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) savings plan. Company contributions to the plan amounted to approximately $2.4 million, $2.2 million and $1.9 million for fiscal years 2001, 2000 and 1999, respectively.

     Effective July 1, 1999, the Company established a defined benefit Supplemental Executive Retirement Plan ("SERP"). The SERP, which in part is funded with the cash surrender values of certain life insurance policies, provides eligible executives with supplemental pension benefits, in addition to amounts received under the Company's other retirement plan. Under the terms of the SERP, upon termination of employment with the Company, eligible participants will be entitled to the benefit amount as defined under the SERP beginning at or after age 55. The Company recorded expenses related to the SERP of approximately $20,000 for fiscal 2001, $34,000 for fiscal 2000 and $34,000 for fiscal 1999.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

12. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

                                                              FISCAL YEAR ENDED
                                                              ------------------
                                                               2001       2000
                                                              -------    -------
DEFERRED TAX ASSETS:
  Employee benefits.........................................  $ 6,955    $ 6,806
  Inventories...............................................    4,525      5,596
  Lease termination costs...................................    7,744         --
  Other.....................................................    4,612      2,720
                                                              -------    -------
TOTAL DEFERRED TAX ASSETS...................................   23,836     15,122
DEFERRED TAX LIABILITIES:
  Property and equipment....................................   35,867     33,193
                                                              -------    -------
NET DEFERRED TAX LIABILITY..................................  $12,031    $18,071
                                                              =======    =======

     At December 29, 2001 and December 30, 2000, the net deferred tax liability was included in the Company's consolidated balance sheet as follows (in thousands):

                                                               FISCAL YEAR ENDED
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
Current deferred taxes......................................  $ 23,524    $ 12,127
Deferred income taxes.......................................   (35,555)    (30,198)
                                                              --------    --------
Net deferred tax liability..................................  $ 12,031    $ 18,071
                                                              ========    ========

     Based on the anticipated reversal of deferred tax liabilities and the Company's historical and current taxable income, management believes it is more likely than not that the Company will realize the deferred tax assets. Accordingly, no valuation allowance against deferred tax assets is considered necessary.

     The provision for income taxes comprised the following for:

                                                              FISCAL YEAR ENDED
                                                        -----------------------------
                                                         2001       2000       1999
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
CURRENT:
  U.S. Federal........................................  $21,726    $30,401    $25,449
  U.S. State..........................................    2,728      3,868      3,224
  Non U.S. ...........................................      432        871         --
                                                        -------    -------    -------
                                                         24,886     35,140     28,673
                                                        -------    -------    -------
DEFERRED:
  U.S. Federal........................................   (5,917)     4,572      3,328
  U.S. State..........................................     (759)       570        456
  Non-U.S. ...........................................      651        (68)        --
                                                        -------    -------    -------
                                                         (6,025)     5,074      3,784
                                                        -------    -------    -------
TOTAL.................................................  $18,861    $40,214    $32,457
                                                        =======    =======    =======

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

     The Company has not provided for Federal income tax on the undistributed income of its foreign subsidiaries because the Company intends to permanently reinvest such income.

     The following is a reconciliation between the statutory Federal income tax rate and the effective rate for:

                                                               FISCAL YEAR ENDED
                                                              --------------------
                                                              2001    2000    1999
                                                              ----    ----    ----
Effective tax rate..........................................  38.8%   38.2%   38.4%
State income taxes, net of Federal benefit..................  (2.6)   (2.7)   (2.8)
Goodwill....................................................  (0.6)   (0.3)   (0.4)
Other.......................................................  (0.6)   (0.2)   (0.2)
                                                              ----    ----    ----
Statutory Federal income tax rate...........................  35.0%   35.0%   35.0%
                                                              ====    ====    ====

13. COMMITMENTS AND CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, with the exception of the matter discussed in the next paragraph, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

     The Company had been named as a defendant in California litigation in which the court certified the case as a class action on behalf of certain managers of Company stores located in California seeking overtime pay, together with class action claims on behalf of certain former employees seeking accrued vacation pay. In the second quarter of fiscal 2001, the Company recorded a pre-tax charge of $4.0 million ($2.5 million after-tax) related to the settlement payments, attorneys' fees and estimated expenses of administering the settlement. On October 24, 2001, the court gave preliminary approval to a settlement reached in the case. An order granting final approval of class action settlement was signed on December 19, 2001. The Company admitted no liability in connection with this settlement. Payment of these amounts has been made in early fiscal 2002.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

14. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

     The following quarterly financial data is unaudited, but in the opinion of management, all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company for these interim periods have been included.

                              FIRST       SECOND      THIRD       FOURTH       FISCAL
                             QUARTER     QUARTER     QUARTER     QUARTER        YEAR
                             --------    --------    --------    --------    ----------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
NET SALES
2001.......................  $379,245    $387,715    $468,944    $587,899    $1,823,803
2000.......................  $326,976    $339,655    $410,371    $495,574    $1,572,576
GROSS PROFIT
2001.......................   150,702     162,161     190,234     239,447(3)    742,544
2000.......................   128,301     139,683     166,086     209,201       643,271
NET INCOME
2001.......................     4,693       2,109(2)   14,705       8,242(4)     29,749
2000.......................     5,055       6,947      18,406      34,529        64,937
NET INCOME PER SHARE
Basic(1)
2001.......................  $   0.12    $   0.05(2) $   0.36    $   0.20(4) $     0.73
2000.......................  $   0.13    $   0.18    $   0.46    $   0.86    $     1.63
Diluted(1)
2001.......................  $   0.11    $   0.05(2) $   0.36    $   0.20(4) $     0.72
2000.......................  $   0.13    $   0.17    $   0.45    $   0.84    $     1.60

---------------
(1) Net income per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the fiscal year.

(2) Includes after-tax litigation charge of $2.5 million or $0.06 per share on a fully diluted basis.

(3) Includes pre-tax restructuring charge of $3.8 million related to estimated inventory markdowns below cost associated with the accelerated closing of 17 stores.

(4) Includes after-tax restructuring and asset impairment charge of $23.7 million or $0.58 per share on a fully diluted basis associated with the accelerated closing of 17 stores.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

15. MARKET INFORMATION (UNAUDITED)

     The Company's common stock is listed on the New York Stock Exchange. Its trading symbol is LIN. The Company has not paid a dividend on its common stock. The high and low trading price of the Company's common stock for each quarter is as follows:

FOR FISCAL 2001                                                HIGH      LOW
---------------                                               ------    ------
First Quarter...............................................  $37.88    $24.81
Second Quarter..............................................  $32.76    $24.00
Third Quarter...............................................  $28.16    $17.37
Fourth Quarter..............................................  $25.91    $17.72
                      FOR FISCAL 2000                          HIGH      LOW
                      ---------------                         ------    ------
First Quarter...............................................  $34.38    $17.94
Second Quarter..............................................  $35.94    $23.19
Third Quarter...............................................  $36.38    $23.88
Fourth Quarter..............................................  $33.50    $20.00

     At fiscal year end 2001, there were 8,994 beneficial shareholders.

                      INDEPENDENT AUDITORS' REVIEW REPORT

The Board of Directors and Shareholders
Linens 'n Things, Inc.:

We have reviewed the consolidated balance sheets of Linens 'n Things, Inc. and Subsidiaries as of March 30, 2002 and March 31, 2001, and the related consolidated statements of operations and cash flows for the thirteen weeks ended March 30, 2002 and March 31, 2001. These consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
April 17, 2002

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             THIRTEEN WEEKS ENDED MARCH 30, 2002 AND MARCH 30, 2001

                                                                 THIRTEEN WEEKS ENDED
                                                              --------------------------
                                                               MARCH 30,      MARCH 31,
                                                                 2002           2001
                                                              -----------    -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                    SHARE AMOUNTS)
                                                                     (UNAUDITED)
Net sales...................................................    $456,911       $379,245
Cost of sales, including buying and distribution costs......     275,712        228,543
                                                                --------       --------
Gross profit................................................     181,199        150,702
Selling, general and administrative expenses................     172,204        142,535
                                                                --------       --------
Operating profit............................................       8,995          8,167
  Interest income...........................................          (4)           (27)
  Interest expense..........................................         679            597
                                                                --------       --------
Interest expense, net.......................................         675            570
                                                                --------       --------
Income before income taxes..................................       8,320          7,597
Provision for income taxes..................................       3,180          2,904
                                                                --------       --------
Net income..................................................    $  5,140       $  4,693
                                                                ========       ========
Per share of common stock:
Basic
  Net income................................................    $   0.13       $   0.12
  Weighted-average shares outstanding.......................      40,645         40,335
Diluted
  Net income................................................    $   0.12       $   0.11
  Weighted-average shares outstanding.......................      41,703         41,325

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
             THIRTEEN WEEKS ENDED MARCH 30, 2002 AND MARCH 30, 2001

                                                              MARCH 30,    MARCH 31,
                                                                2002         2001
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                  SHARE AMOUNTS)
                                                                   (UNAUDITED)
ASSETS
  Current assets:
     Cash and cash equivalents..............................  $ 10,064     $  3,502
     Accounts receivable....................................    31,115       33,214
     Inventories............................................   549,700      475,465
     Prepaid expenses and other current assets..............    13,366       12,824
     Current deferred taxes.................................    23,384       13,831
                                                              --------     --------
  Total current assets......................................   627,629      538,836
  Property and equipment, net...............................   327,813      271,531
  Goodwill, net.............................................    18,126       18,764
  Deferred charges and other noncurrent assets, net.........    11,221        7,696
                                                              --------     --------
Total assets................................................  $984,789     $836,827
                                                              ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities:
     Accounts payable.......................................  $237,765     $190,296
     Accrued expenses and other current liabilities.........   124,959       88,413
     Short-term borrowings..................................    47,094       27,321
                                                              --------     --------
  Total current liabilities.................................   409,818      306,030
  Deferred income taxes and other long-term liabilities.....    70,538       58,837
  Shareholders' equity:
     Preferred stock, $0.01 par value; 1,000,000 shares
      authorized; none issued and outstanding...............        --           --
     Common stock, $0.01 par value; 135,000,000 shares
      authorized; 40,923,574 shares issued and 40,674,378
      shares outstanding at March 30, 2002 and 40,622,506
      shares issued and 40,508,191 shares outstanding at
      March 31, 2001........................................       409          406
     Additional paid-in capital.............................   246,350      240,401
     Retained earnings......................................   265,075      234,879
     Accumulated other comprehensive loss...................      (412)        (296)
  Treasury stock, at cost; 249,196 shares at March 30, 2002,
     and 114,315 shares at March 31, 2001...................    (6,989)      (3,430)
                                                              --------     --------
  Total shareholders' equity................................   504,433      471,960
                                                              --------     --------
Total liabilities and shareholders' equity..................  $984,789     $836,827
                                                              ========     ========

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             THIRTEEN WEEKS ENDED MARCH 30, 2002 AND MARCH 30, 2001

                                                               THIRTEEN WEEKS ENDED
                                                              ----------------------
                                                              MARCH 30,    MARCH 31,
                                                                2002         2001
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
                                                                   (UNAUDITED)
Cash flows from operating activities:
Net income..................................................  $  5,140     $  4,693
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization..........................    10,453        9,394
     Deferred income taxes..................................     3,071        1,398
     Loss on disposal of assets.............................        47            3
     Federal tax benefit from common stock issued under
      stock incentive plans.................................       147        3,979
  Changes in assets and liabilities:
     Decrease (increase) in accounts receivable.............     9,721       (1,715)
     Increase in inventories................................   (57,404)     (38,896)
     Decrease (increase) in prepaid expenses and other
      current assets........................................     1,735         (941)
     Increase in deferred charges and other noncurrent
      assets................................................    (2,274)          (6)
     Increase in accounts payable...........................    56,931        6,988
     Decrease in accrued expenses and other liabilities.....   (25,548)     (29,993)
                                                              --------     --------
  Net cash provided by (used in) operating activities.......     2,019      (45,096)
                                                              --------     --------
Cash flows from investing activities:
  Additions to property and equipment.......................   (25,742)     (18,588)
                                                              --------     --------
Cash flows from financing activities:
  Proceeds from common stock issued under stock incentive
     plans..................................................       970        4,892
  Increase in short-term borrowings.........................    17,425       23,695
  Purchase of treasury stock................................       (43)          --
                                                              --------     --------
  Net cash provided by financing activities.................    18,352       28,587
                                                              --------     --------
  Effect of exchange rate changes on cash and cash
     equivalents............................................        (2)          75
  Net decrease in cash and cash equivalents.................    (5,373)     (35,022)
  Cash and cash equivalents at beginning of period..........    15,437       38,524
                                                              --------     --------
Cash and cash equivalents at end of period..................  $ 10,064     $  3,502
                                                              ========     ========

          See accompanying notes to consolidated financial statements.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             THIRTEEN WEEKS ENDED MARCH 30, 2002 AND MARCH 30, 2001
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying consolidated financial statements are unaudited. In the opinion of management, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company as of March 30, 2002 and March 31, 2001 and the results of operations and cash flows for the respective thirteen weeks then ended. Because of the seasonality of the specialty retailing business, operating results of the Company on a quarterly basis may not be indicative of operating results for the full year.

     These consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements (including the notes) for the fiscal year ended December 29, 2001, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. All significant intercompany accounts and transactions have been eliminated.

2. EARNINGS PER SHARE

     The calculation of basic and diluted earnings per share ("EPS") is as follows:

                                                                THIRTEEN WEEK PERIOD
                                                                ENDED MARCH 30, 2002
                                                            ----------------------------
                                                            INCOME     SHARES      EPS
                                                            -------    -------    ------
                                                             (IN THOUSANDS, EXCEPT EPS)
                                                                    (UNAUDITED)
Basic.....................................................  $5,140     40,645     $0.13
Effect of outstanding stock option and deferred stock
  grants..................................................      --      1,058        --
                                                            ------     ------     -----
Diluted...................................................  $5,140     41,703     $0.12
                                                            ======     ======     =====

                                                                THIRTEEN WEEK PERIOD
                                                                ENDED MARCH 31, 2001
                                                            ----------------------------
                                                            INCOME     SHARES      EPS
                                                            -------    -------    ------
                                                             (IN THOUSANDS, EXCEPT EPS)
                                                                    (UNAUDITED)
Basic.....................................................  $4,693     40,335     $0.12
Effect of outstanding stock option and deferred stock
  grants..................................................      --        990        --
                                                            ------     ------     -----
Diluted...................................................  $4,693     41,325     $0.11
                                                            ======     ======     =====

     Options for which the exercise price was greater than the average market price of common shares for the period ended March 30, 2002 and March 31, 2001 were not included in the computation of diluted earnings per share. These consisted of options totaling 1,401,000 shares and 33,250 shares for the thirteen weeks ended March 30, 2002 and March 31, 2001, respectively. Deferred stock grants excluded in the computation of diluted earnings per share due to the application of the treasury stock method totaled 103 shares and 10,242 shares for the thirteen weeks ended March 30, 2002 and March 31, 2001, respectively.

3. SHORT-TERM BORROWING ARRANGEMENTS

     The Company has available a $150 million senior revolving credit facility agreement (the "Credit Agreement") with third party institutional lenders expiring October 20, 2003. The Credit Agreement also allows for up to $40 million of borrowings from additional lines of credit outside of the Credit Agreement. Interest on all borrowings is determined based upon several alternative rates as stipulated in the Credit Agreement, including a fixed margin above LIBOR rate. The Credit Agreement contains certain financial covenants, including those relating to the maintenance of a minimum tangible net worth, a minimum fixed

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES
charge ratio, and a maximum leverage ratio. As of March 30, 2002, the Company was in compliance with the terms of the Credit Agreement. The Credit Agreement also contains a covenant that limits the amount of cash dividends pursuant to which the amount of cash dividends may not exceed on a cumulative basis the sum of $50 million plus on a cumulative basis an amount equal to 50% of the consolidated net income for each fiscal quarter, commencing with the third fiscal quarter of 2000. The Company has never paid cash dividends. As of March 30, 2002, the Company had $47.1 million in borrowings under the credit facility and the additional lines of credit at a weighted average interest rate of 2.8%. The Company also had $22.9 million of letters of credit outstanding as of March 30, 2002, which were primarily used for merchandise purchases. The Company is not obligated under any formal or informal compensating balance requirements.

4. COMPREHENSIVE INCOME

     Comprehensive income for the thirteen weeks ended March 30, 2002 and March 31, 2001 is as follows:

                                                               THIRTEEN WEEKS ENDED
                                                              ----------------------
                                                              MARCH 30,    MARCH 31,
                                                                2002         2001
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
                                                                   (UNAUDITED)
COMPREHENSIVE INCOME:
Net income..................................................   $5,140       $4,693
Other comprehensive income (loss) -- Foreign currency
  translation adjustment....................................        5         (585)
                                                               ------       ------
Comprehensive income........................................   $5,145       $4,108
                                                               ======       ======

5. RESTRUCTURING AND ASSET IMPAIRMENT CHARGE

     During the fourth quarter of fiscal 2001, the Company developed and committed to a strategic initiative designed to improve store performance and profitability. This initiative calls for the closing of 17 under-performing stores, which did not meet the Company's profit objectives. In connection with this initiative, the Company recorded a pre-tax restructuring and asset impairment charge of $37.8 million ($23.7 million after-tax) in the fourth quarter of fiscal 2001. A pre-tax reserve of $20.5 million was established for estimated lease commitments for stores to be closed. This reserve is included in accrued expenses. The reserve considers estimated sublease income. All of the stores were leased, and as such, the Company will not be responsible for the disposal of property other than fixtures. A pre-tax reserve of $9.5 million was recorded as a reduction in property and equipment for fixed asset impairments for these stores. The fixed asset impairments represent fixtures and leasehold improvements. A pre-tax reserve of $4.0 million was established for other estimated miscellaneous store closing costs. Additionally, a pre-tax reserve of $3.8 million was recorded in cost of sales for estimated inventory markdowns below cost for the stores to be closed.

     Certain components of the restructuring and asset impairment charge are based upon estimates and may be subject to change in future periods. As of March 30, 2002, two stores have been closed and most of the other stores are expected to be closed by the end of fiscal 2002.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

     The following is a summary of activity of the reserve for the restructuring and asset impairments charge as of March 30, 2002 ($ in millions):

                                             RESERVE BALANCE       2002        RESERVE BALANCE
                                                12/29/01         ACTIVITY          3/30/02
                                             ---------------    -----------    ---------------
                                                (AUDITED)       (UNAUDITED)      (UNAUDITED)
Non-cash components:
  Asset impairment.........................       $ 9.5            $(0.7)           $ 8.8
  Inventory markdowns......................         3.8             (0.7)             3.1
                                                  -----            -----            -----
Sub-total..................................        13.3             (1.4)            11.9
                                                  -----            -----            -----
Cash components:
  Lease commitments........................        20.5             (0.4)            20.1
  Other....................................         4.0             (0.1)             3.9
                                                  -----            -----            -----
Sub-total..................................        24.5             (0.5)            24.0
                                                  -----            -----            -----
Total......................................       $37.8            $(1.9)           $35.9
                                                  =====            =====            =====

     The 2002 activity primarily consists of markdowns on inventory sold below cost, the write-off of fixed assets and settlements for lease obligations.

6. GOODWILL AND OTHER INTANGIBLE ASSETS -- ADOPTION OF STATEMENT 142

     In fiscal 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", ("SFAS No. 142"). Under SFAS No. 142, goodwill amortization ceases upon adoption of the new standard and intangible assets with indefinite useful lives will no longer be amortized. Had the application of the non-amortization provisions of SFAS No. 142 not been adopted, net income would have been reduced by approximately $131,000 for the quarter ended March 30, 2002. SFAS No. 142 requires an initial goodwill impairment assessment upon adoption and annual impairment tests thereafter. The Company is required to perform and complete the initial impairment test of goodwill by June 29, 2002.

                    LINENS 'N THINGS, INC. AND SUBSIDIARIES

     Set forth below are the Company's net income and net income per share "as reported" and as if amortization expense related to goodwill no longer being amortized had not been expensed in accordance with the provisions of SFAS No. 142 ($ in thousands, except EPS):

                                                            FOR THE THIRTEEN WEEKS ENDED
                                                          --------------------------------
                                                          MARCH 30, 2002    MARCH 31, 2001
                                                          --------------    --------------
                                                                    (UNAUDITED)
Reported net income:....................................      $5,140            $4,693
  Add back: Goodwill amortization.......................          --               131
                                                              ------            ------
  Adjusted net income...................................      $5,140            $4,824
                                                              ======            ======
Basic earnings per share:
  Reported net income...................................      $ 0.13            $ 0.12
  Goodwill amortization.................................          --                --
                                                              ------            ------
  Adjusted net income...................................      $ 0.13            $ 0.12
                                                              ======            ======
Diluted earnings per share:
  Reported net income...................................      $ 0.12            $ 0.11
  Goodwill amortization*................................          --              0.01
                                                              ------            ------
  Adjusted net income...................................      $ 0.12            $ 0.12
                                                              ======            ======

---------------
* Impact for 2001 is less than $0.01 per share.

7. RECENT ACCOUNTING PRONOUNCEMENTS

     At a recent meeting of the FASB Emerging Issues Task Force or EITF, a consensus was reached with respect to the issue of "Accounting for Certain Sales Incentives," including point of sale coupons, rebates and free merchandise. The consensus included a conclusion that the value of such sales incentives that result in a reduction of the price paid by the customer should be netted against sales and not classified as a sales or marketing expense. In April 2001, the EITF delayed the effective date for this consensus to 2002. The Company already includes such sales incentives as a reduction of sales and records free merchandise in cost of goods sold as required by the new EITF consensus.

     In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for the Company in fiscal 2003. The Company is currently evaluating SFAS No. 143 but does not anticipate that the effects of the new pronouncement would be a material impact on the Company's financial statements.

     In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), but retains many of its fundamental provisions. SFAS No. 144 also expands the scope of discontinued operations to include more disposal transactions, and will impact the presentation of future store closings, if any. SFAS No. 144 was effective for the Company for the first quarter of fiscal 2002. The implementation of SFAS No. 144 did not have a significant impact on the Company's financial statements, as the impairment assessment under SFAS No. 144 is predominately unchanged from SFAS No. 121.

8. RECLASSIFICATION

     Certain reclassifications were made to the fiscal 2001 consolidated financial statements in order to conform to the fiscal 2002 presentation.

                              [INSIDE BACK COVER]

                           [LOGO OF LINENS 'N THINGS]

          [MAP SHOWING STORE LOCATIONS AND ONE PICTURE OF STORE FRONT]

                                    MISSION:

  Our mission is to exceed our guests' expectations in every store, every day.

                             LINENS 'N THINGS LOGO